

2023 Annual Report

EXPLANATORY NOTE

Oculus VisionTech Inc. (the "Company") is hereby furnishing a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "2023 Form 10-K"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 19, 2024, in satisfaction of the requirement to provide its shareholders with an "annual report to security holders" pursuant to Rule 14a-3(b) under the Securities Exchange Act of 1934, as amended. You are encouraged to review such information together with any subsequent information that the Company has filed with the SEC after the filing of the 2023 Form 10-K, including but not limited to, the Company's Definitive Proxy Statement for the 2024 annual meeting of stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒   **ANNUAL REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 000-29651



OCULUS VISIONTECH INC.

(Exact name of registrant as specified in its charter)

WYOMING	**06-1576391**
(State or Other Jurisdiction of Incorporation of Organization)	*(I.R.S. Employer Identification No.)*

#507, 837 West Hastings Street, Vancouver, BC	**V6C 3N6**
(Address of principal executive offices)	*(ZIP Code)*

Registrant's telephone number, including area code: **(604) 685-1017**

Securities registered pursuant to Section 12(b) of the Act: **None**

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or fur such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☒	Smaller reporting company
		☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒.

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter ($0.06 on June 30, 2023) was approximately $4.0 million.

The registrant had 91,422,569 shares of common stock outstanding as of March 19th, 2024.

TABLE OF CONTENTS

3

GENERAL

References herein to "we," "us," and "the Company" are to Oculus VisionTech Inc. and our subsidiary.

Cautionary Statement regarding Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" within the meaning of the Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements made in this annual report, other than statements of historical fact, including statements addressing operating and financial performance, our products and services, including our digital watermarking technology and Cloud-based document protection system, our data privacy and data protection services and solutions, our technology, our cash needs, including our ability to fund our future capital expenditures and working capital requirements, and our expectations regarding competition and growth in our sector, are forward looking statements. Because they refer to future events or conditions, forward-looking statements may include words such as "anticipate," "believe," "estimate," "intend," "could," "should," "would," "may," "seek," "plan," "might," "will," "expect," "predict," "project," "forecast," "potential," "continue," "up to," and similar terms and phrases. Though we believe that the expectations reflected in these statements are reasonable, they involve certain assumptions, risks and uncertainties. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the risk factors described in "Item 1A. Risk Factors" below in this annual report, as well as "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below in this annual report. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. All subsequent written and oral forward-looking statements concerning other matters addressed in this Report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report. Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

Exchange Rate for Canadian Dollar

The accounts for Oculus are maintained in Canadian dollars which is the Company's functional currency. All dollar amounts contained herein are expressed in U.S. dollars, except as otherwise indicated. As at March 19th, 2024, the exchange rate for Canadian dollars/United States dollars based on the Bank of Canada closing rate was $1.00 (CAD) = $0.7393 (U.S.).

Set forth below are the exchange rates based on the Bank of Canada noon rates for the Canadian dollar equivalent expressed in United States currency during 2023 and 2022.

| | Years ended December 31, | |
	2023	**2022**
At End of Year	0.7383	0.7383
Average	0.7692	0.7692
High	0.8031	0.8031
Low	0.7217	0.7217

PART I

Item 1.   **Description of Business**

Overview

Oculus VisionTech Inc. (OVTZ) is a Canadian-based development-stage technology company focused on cyber security, data privacy and data protection solutions for Enterprise business customers. Headquartered in Vancouver, British Columbia, Canada, the company was originally founded by image processing experts and is operated by experienced leadership. Our mission is to provide intelligent software tools for continual enablement of data privacy and data protection for individuals, organizations and their customers worldwide, through a vision of mutually trusted data governance compliance. Currently, OVTZ is expanding and investing in a suite of new data protection and data privacy security products that will revolutionize CCPA, GDPR, LGPD and other data privacy legislation compliance for both data subjects and data controllers worldwide. Based on the initial data protection and data privacy product development and release, new cyber security product development can commence.

Our Forget-Me-Yes® data privacy product is a Software-as-a-Service (SaaS) platform developed to specifically address the global 'Right-to-be-Forgotten' (RtbF) and Right-of-Erase (RoE) data subject deletion request legal compliance components of Brazil's LGPD, Europe's GDPR, California's Consumer Privacy Act (CCPA), China's Personal Information Protection Law (PIPL), Colorado's Consumer Protection Act (CPA), Virginia's Consumer Data Protection Act (CDPA) and Washington's Privacy Act (WPA) regulations. Additional new data protection software tools are being developed to address public cloud data governance compliance globally. Our Cloud Document Protection System (Cloud-DPS) technology leverages our digital watermarking technology enabling OVTZ to offer a SaaS-based document management platform for tamper-proof document authentication and protection. Historically, we have used our digital watermarking technology for streaming video content distribution based on embedded digital watermarking, as well as video-on-demand (VOD) systems, services and source-to-destination digital media delivery solutions that allow live or recorded digitized and compressed video to be transmitted through Internet, intranet, satellite or wireless connectivity.

We were incorporated on April 18, 1986, as "First Commercial Financial Group Inc." in the Province of Alberta, Canada. In 1989, our name was changed to "Micron Metals Canada Corp.", which purchased 100% of the outstanding shares of USA Video Inc., a Texas corporation, in order to focus on the digital media business. In 1995, we changed our name to "USA Video Interactive Corp." and continued out of the Province of Alberta into the State of Wyoming. At a shareholders meeting held on December 30, 2011, a resolution was passed to change our name to "Oculus VisionTech Inc." and to alter our share capital by way of a reverse stock split (share consolidation) on the basis of fifteen old common shares for one new common share. On January 25, 2012, we changed our name to "Oculus VisionTech Inc." In June 2020, OVTZ acquired OCL Technologies Corp. ("OCL"), a Delaware corporation data privacy software development startup based in San Diego, California. As a 100% wholly-owned subsidiary of OVTZ and to better align with customer and market focus, OCL has completed a corporate name change to ComplyTrust® Inc. ("CTI") on January 21, 2021. Any and all OCL references throughout this document are synonymous with the new name change, CTI.

Our executive and corporate headquarter offices are located at Suite 507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6. Our telephone number is 1-800-684-0183 and our facsimile number is 604-685-5777. Our email address is contact@ovtz.com and our website is www.ovtz.com. Our common shares are listed for trading on the TSX Venture Exchange (TSX.V – OVT, OTCQB – OVTZ, FSE – USF1).

Business Environment and Market Opportunity

In this age of digital transformation, data monetization, IoT, and massive data migration to converged hyperscale, geo-disbursed Cloud infrastructure and workloads, data protection and data privacy have taken center stage. GDPR, LGPD, CCPA, and many other new international (China, India) and upcoming US data privacy regulations enable individuals and organizations the right to access and request deletion of all personal information for a given data subject. In our ever increasing Everything-as-a-Service world, OVTZ recognizes the need for global cloud-native data privacy and data protection solutions that are multi-cloud platform-ready and can augment both existing legacy and newer agile-driven architectures. Coupled with the escalating data security threat landscape and frequency of global data cyberattacks and data breaches, OVTZ understands that cyber security has taken center-stage for not only Cloud, On-premise and hybrid infrastructure data privacy requirements, but across all organizational digital application and market segments globally. OVTZ is building modular microservices-based software solutions and services for both hybrid on-premise and multi-cloud data management that incorporate automated malware, privacy and ransomware scanning, reporting, visualization and cyber threat management.

Our new Forget-Me-Yes® (FMY) Software-as-a-Service (SaaS) data privacy solution is a highly-secure, Zero-Knowledge platform providing a single-source capability of continuous 'right-to-be-forgotten' (RtbF) and 'right-of-erase' (RoE) privacy compliance by incorporating automated policy-driven re-query services that guarantees a Data Subject's requested RtbF/RoE data remains 'forgotten' over the life of their FMY subscription. FMY incorporates hybrid polymorphic encryption technology that ensures all User Interface, data-in-transit and data-at-rest remain secure and can only be accessed by the subscriber. With a cloud-native architecture, the FMY functionality can be utilized as either a complete turnkey SaaS subscription platform, or individually licensed for seamless integration with existing 3rd. party applications and data privacy platforms.

Our new ComplyTrust® Software-as-a-Service Suite (CTSS) is a set of software tools specifically designed to address cloud-native data management and regulatory compliant data governance. CTSS will help to remove enterprise organizational barriers and blockers to further enable successful cloud migration and deployment that benefit the cloud infrastructure providers, enterprise organizations, and users collectively. CTSS helps to automate and visualize cloud compliance reporting across accounts, regions and services based on a variety of user-definable and data driven metrics.

OVTZ had recognized that cloud-based, digital document security/protection products were a potentially viable business opportunity for the Company that allowed us to apply our proprietary real-time digital video watermarking technology, originally developed for studios and networks in the entertainment industry, to the digital document security/protection market. Cloud-DPS secures and protects digital documents (including text documents, photos, blueprints, etc.) from any modification, and/or attempted forgery by imperceptibly watermarking documents, using real-time image processing and watermarking algorithms, embedded into a secured/protected copy of a document. This authentication and verification process ensures the integrity of the original digital document.

Strategic Plan

Our strategic plan is to first introduce the cloud-native Forget-Me-Yes® (FMY) data privacy SaaS platform under the AWS Web Services Cloud infrastructure on a monthly subscription basis for structured data. Initial release will include subscriber connections specific to Salesforce organizations with other connectors to be added over time, including but not limited to AWS RDS, Hubspot, Adobe Marketo, Shopify, and more. Additional connectors for Database-as-a-Service (DBaaS) providers for MySQL, NoSQL and SQL databases, for both structured and unstructured data, are also planned. Going forward, we plan to license FMY API microservices for integration with 3rd. party application partners, software providers and potential OEM's. FMY's cloud native enables it to be integrated and run under any on-premises, hybrid or alternative cloud infrastructure. Additional plans include incorporation of AI technology for automated alert management and reporting for our FMY® Reinfection Prevention Technology (RPT).

The ComplyTrust® SaaS Suite (CTSS) strategic plan for the data protection market is to first introduce Amazon Web Services (AWS) tools to help AWS customers better manage organizational data protection and compliance in an automated and cloud-native fashion. As customer attainment increases, additional planned CTSS features will be rolled out to perform additional applicable data governance and management functionality. Additional CTSS plans include integration with 3rd. party software providers to provide an automated single-pane-of-glass solution for enterprise organizations worldwide.

The Cloud-DPS plans to re-evaluate the potential addressable market and underlying architecture in an effort to define potential next steps in the Cloud-DPS evolution, has revealed, that coupled with both the limited past market adoption and technical refresh requirements, incorporation as an additional component into the CTSS cloud-native toolset will require a significant development investment.

Proprietary Technologies

Our Forget-Me-Yes® patent-pending process locates, organizes and manages Data Subject RtbF and RoE personal information for FMY subscribers in a secure, efficient and persistent way. Automated and schedule compliance enables organizations to avoid regulatory distraction to focus on core business competencies. Our FMY zero-knowledge 3rd. party audit features provide arguable good faith and best practices to avoid litigation, fines, penalties and potential brand damage associated with bad publicity surrounding a data privacy compliance infraction.

6

Our DPS technology 'personalizes' protected documents, based on their content, thereby creating a format invariant watermarking system. A document converted into a PDF document is encrypted before delivery, such that it cannot be opened without providing proper credentials. The result is that a document watermarking system can be offered as a cloud-based software service that can:

- **Protect** - Accept any incoming document through a web portal, watermark it and return the watermarked document as a PDF document.
- **Authenticate** - The "document authenticator" is also a cloud-based software service that can accept the watermarked document and validate the authenticity of the documents.

Our DPS technology combines the access control security for electronic documents, forensic grade anti-tampering technology based on the document's content "understanding", and optional data storage into a single, unique solution. Because of its cloud-based scalable architecture, the DPS has potential to expand and grow into a complete document management, security and storage eco-system within the CTSS product suite along with FMY-specific unstructured data privacy scanning capabilities. However, DPS will require a re-architectural investment for potential integration into our new cloud native solutions.

Products and Services

Our principal products are our new Forget-Me-Yes® (FMY) data privacy SaaS solution and CTSS data protection tools, along with our legacy Cloud-DPS solution.

Forget-Me-Yes® (FMY)

The Forget-Me-Yes® (FMY) Software-as-a-Service Platform specifically manages both Organizational and Individual Right-to-be-Forgotten (RtbF) and Right-of-Erase (RoE) compliance of data subject deletion requests of structured data for Brazil's LGPD, Europe's GDPR, California's Consumer Privacy Act (CCPA), China's Personal Information Protection Law (PIPL), Colorado's Consumer Protection Act (CPA), Virginia's Consumer Data Protection Act (CDPA) and Washington's Privacy Act (WPA) regulations. At the end of 2023, the United States now have 12-states with enacted data privacy regulations.

- Features include easy integration, in-time and automated continuous compliance all from a secure subscription-based cloud-native application.
- Locates, organizes and manages Data Subject personal information for FMY subscribers in a secure, efficient, and persistent way.
- Automated/scheduled compliance enables organizations to avoid regulatory distraction to focus on core business competencies.
- Secure, zero-knowledge 3rd. Party audit features ensuring regulatory compliance.
- Provides arguable good faith and best practices for companies to avoid litigation, penalties and brand damage associated with bad publicity.

FMY enables secure discovery and delete requests against multiple data sources, ensuring the data subject is never inadvertently "remembered FMY securely stores a single record of each data subject query request data to meet GDPR, LGPD and CCPA regulatory compliance. The open API-first design structure of FMY enables quick and seamless integration of future new US and global privacy law compliance regulations, along with the ability to be licensed for 3rd party application and platform integration.

ComplyTrust® SaaS Suite (CTSS)

The CTSS initial product offering was designed to help AWS Cloud Backup customers with cloud-native compliance and operational efficiency while facilitating significant new cloud services opportunities for the public cloud sales teams directly. Additional planned CTSS optional tools include both cyber security and data privacy tools for a variety of cloud services providers that will include AWS, Azure, Google and other platforms.

Cloud-DPS

Our Cloud-based DPS web service system architecture enhances already existing storage and collaboration solutions such as Box, DropBox and Google Drive, and more, by adding document tamper-proof protection and workflows such as document sign-offs, authentication, secure distribution and collaboration. The Cloud-DPS technology can be deployed and scaled in wide range of vertical markets such as Corporate agreements/contract management, IP protection, Real Estate contract management, HealthCare and Law Enforcement secure document management and a wide variety of Aerospace, Automotive and Engineering industrial applications.

Although the Cloud-DPS product had been previously available under a subscription-based licensing model, after undergoing an engineering/architectural review to determine effort to modernize the underlying code-base into a cloud-native-based application that could also be bundled/integrated into and with the CTSS platform, Cloud-DPS will remain in its current stand-alone state.

Customers and Markets

OVTZ intends to capture a significant portion of the cloud data privacy software and cloud native data protection service revenues within the $76B 2023 worldwide data protection market through a variety of OVTZ-developed cloud-native software tools within a 5-year timeframe. Global regulatory enforcement of data privacy legislation issued fines are breaking records each year, are non-insurable losses, and create unparalleled brand damage. The worldwide 2023 FinTech market fines of $5.8B increased by 57% from the previous year. OVTZ helps global organizations and individuals cost-effectively manage data privacy compliance. Currently OVTZ has no customers for our products and services. We are taking steps to finance and monetize our new cloud-native CTSS and FMY solutions, as well as the legacy Cloud-DPS technology in FY24.

Forget-Me-Yes® (FMY)

FMY potential addressable markets cover a wide variety of data governance, data management, data privacy and data protection segments.

- Global Enterprise Governance, Risk and Compliance (eGRC) 2023 market size was valued at $54.6B with a 13.8% CAGR reaching over $134B by 2030 *(Source: GrandviewResearch)*
- GDPR services market alone is projecting 20% CAGR with revenues at $3.6B in 2023, with the GDPR Data Governance market projecting 20% CAGR with revenues to reach $6B by 2026 *(Source: Markets&Markets)*
- Global Enterprise data management platform market size of $98B in 2023 is forecasting a 12% CAGR *(Source: GrandviewResearch)*
- Global Regulatory Technology (RegTech) market size of $12.3B in 2023 is forecasting a 24% CAGR thru 2026 *(Source: Research&Markets)*
- Data Privacy Management FY23 revenues were $2.7B and are expected grow 40% annually thru 2026 *(Source: FortuneBusinessInsights)*

Initial FMY target market segment and customers will be Salesforce CRM organizations. Salesforce FY23 revenues were $31.3B, up 11% from prior year, with FY24 revenue guidance to $34B. With over 2,000 partners and 150,000 customers worldwide across every vertical market segment, Saleforce is the #1 CRM platform worldwide. Top-10 customers include Accenture, Amazon Web Services, American Express, American Red Cross, CapGemini, Canon, Deloitte, IBM, NBC Universal, L'Oreal Americas and Toyota. Our initial FMY beta release was validated by The Corrao Group, who is the #5th. ranked Salesforce consulting partner worldwide. Additional initial FMY targets will be cloud DevOps service providers seeking to reduce compliance risk and Database-as-a-Service (DBaaS) providers.

ComplyTrust® SaaS Suite (CTSS)

CTSS potential addressable market opportunities cover a wide range within the data management and data protection segments.

- Worldwide public cloud service revenues were $599B in FY23, with a forecasted 21% growth in FY24 *(Source: Gartner, SynergyResearch)*
- Worldwide FY23 public cloud market shares were AWS-33%, Azure-23%, AliBab-4%, GCP-11%, Other-29% *(Source: Statista)*
- Worldwide FY23 cloud data storage market was $99.2B, forecasted to be $234B by 2028 *(Source: Markets&Markets)*
- Worldwide FY23 public cloud revenue represents only 7.8% of overall IT FY23 spend of $4.7Trillion. *(Source: Gartner)*
- Enterprise business FY23 workloads were 55% within public cloud and 45% in private cloud *(Source: Gartner)*
- Worldwide data protection market FY23 revenues were $136B, with a forecasted 16.1% CAGR thru 2029 *(Source: MMR)*
- Worldwide cloud backup and recovery market segment was $13.5B in 2023, driven by an $9.6B FY23 Disaster Recovery-as-a-Service (DRaaS) market, forecasting a 27% CAGR thru 2028. *(Source: BusinessResearch, Gartner)*

Initial CTSS customer focus will be within the cloud-native AWS segment within specific vertical markets including Aerospace, Financial Services, Genomics, Healthcare and Transportation. Follow-on cloud-native service enhancement targets include Azure, Digital Ocean, GCP, Rstor and Wasabi. Future CTSS offerings will include integration with other 3rd. party ISV's and more.

Cloud-DPS

The original principal market for our Cloud-DPS product and services were businesses requiring digital document protection, authentication and storage. However, recent developments in the overall 'digital watermark' market lends a need to re-assess the current Cloud-DPS technology applications.

- Worldwide digital signature and document services market has a forecasted growth of 34% Y/Y that reached $5.2B in 2023. *(Source: PrecedenceResearch)*
- DocuSign owns 56% of the worldwide digital document market, with their closest competitors Adobe (12.4%), SmartWaiver (9.9%), SignRequest (7.7%), HelloSign (3.6%), SignNow (2.7%), Nitro (2.4%) and a variety of others that represent the remaining 5.3% of total market share. *(Source: 6Sense)*
- Worldwide virtual data room (VDR) market was $2.2B in FY23 forecasted to approach $7B by 2030 *(Source: imarcgroup)*
- Worldwide OTT content market revenues hit $450B in FY22 while losing an estimated 20% of revenues to content piracy *(Source: Deloitte)*
- Worldwide automated content recognition market hit $4.3B in FY23 and is forecasted to reach $15.7B by 2026. *(Source: BusinessResearch)*

Potential new applications for Cloud-DPS technology include audio/audience monitoring marks, content integrity, content protection, forensics, reverse-image search, user tracing and most recently package identification, tracking and monitoring. One example is the recent 'HolyGrail' pilot project sponsored by the World Wildlife Fund, which is targeting businesses, government, individuals and industry for application of digital watermarks on post-consumer packaging for eco-friendly, Smart-City recycling of the high-volume plastic waste. The underlying digital watermark technology in Cloud-DPS could also be a potential candidate for the Digital Watermarks Initiative that strives for *No Plastics In Nature by 2030* and supports seventeen (17) of the United Nations Sustainable Development Goals (SDG's). To-date, there are over 80+ participants in the HolyGrail2.0 project striving for viability, with Digimarc taking the lead with an announcement in late 2023 of an initial deployment throughout France in 2024.

CyberSecurity

Cybersecurity is the practice of protecting local on-premise, hybrid, private and public Cloud infrastructure (data, data centers, hardware, software) that are connected to the internet, from any unauthorized access.

Cybersecurity is a broad field of disciplines that fall under these seven main pillars:

- Application Security (AppSec) > Security strategy protecting web applications by finding, fixing and preventing security vulnerabilities as part of a data-drive software development/deployment automation process. $9.1B in FY23 revenues with a 14.9% AGR thru 2032. (*Source: imarcgroup)*

- Cloud Security (CloudSec) > Security strategy that includes cybersecurity controls, policies, services to protect an organization's entire cloud deployment. $40.7B in FY23 revenues with a 9.1% AGR thru 2028 (*Source: Markets&Markets*)

- Endpoint Security (EDR) > Security strategy for secured communication with physical devices connected and exchanging information externally with the network (desktop computers, embedded devices, IoT devices (appliances, cameras, lighting..) mobile devices, servers, virtual machines). $13.6B in FY23 revenues with a 9.5% AGR thru 2030. (*Source: FortuneBusinessInsights*)

- IoT Security > Security strategy for secured communication with non-standard computing devices that connect wirelessly (AMQP, Bluetooth, CoAP, DDS, HTTP, MQTT, OPCUA, Websocket, XMPP) to the internet. Examples include autonomous tractors, autonomous vehicles (autos, buses, planes, trains), chiller monitors, fingerprint timeclocks, glucose monitors, robots, smart everything (glasses, lamps, lighting, locks, mirrors, phones, refrigerators, security, speakers, thermostats, toys, traffic signals, TV's, wearables and more. $20.9B in FY23 revenues with a 23.1% AGR thru 2028. (*Source: Markets&Markets*)

- Mobile Security (MobSec) > Security strategy for secured communication and protection for and with external users/endpoints that include smartphones, tablets, laptops and associated network. $8.3B in FY23 revenues with a 20% AGR thru 2030. (*Source: GrandviewResearch*)

- Network Security (NetSec) > Security strategy that protects the entire network from breaches, intrusion and threats via a combination of access control, antivirus, application security, analytics, endpoint protection, firewalls, VPN encryption, web, wireless and more. $22.5B in FY23 revenues with a 14.8% AGR thru 2032. (*Source: EMR*)

- Zero Trust > A security strategy that implements a set of principles (assume breach, least-privilege-access, verify explicitly) to implement a trust-by-exception that is not reliant on any specific product or service. $31.1B in FY23 revenues with a 16.9% AGR thru 2028. (*Source: Markets&Markets*)

Even with a .025% addressable market capture, there is a very large potential addressable market opportunity for the development and integration of specific cybersecurity capabilities and disciplines within the CTSS and FMY frameworks, but will require a significant new round of funding in 2024.

Materials and Supplies

We are actively in the process of building and implementing an integrated, highly-secure, agile software development and IT operations (DevSecOps) framework in conjunction with an independent 3rd party managed services and infrastructure provider. Our continuous integration/continuous delivery (CI/CD) pipeline process incorporates agile software development, test, QA and release tools, includes embedded security within our entire development and operations lifecycle. All components of our integrated project management and software development release process, inner-company and external communications processes, utilize state-of-the-art subscription-based software tools. All components and services employed by our company include backup/disaster recovery and high-availability infrastructure, processes and services. Both corporate and application-specific ISO/NIST security certifications and training are planned, as they will be required to successfully engage with our targeted Enterprise-class customers and markets. There are no seasonal limitations on our operations.

Competition

To successfully launch our products and services and derive revenues from our technology, we face competition from a number of companies with more established products and services within all our market sectors. Our specific key product technology differentiators, go-to-market efficiencies that clearly demonstrate OPEX cost benefits, will drive acceptance, adoption and relevance to meet and realize forecasted revenues. To the best of our knowledge and understanding of our competitive landscape, there are no seasonal limitations applicable.

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Forget-Me-Yes® (FMY)

- OneTrust > Founded in 2016, with over $400M in FY23 revenues and a reduced valuation of $4.5B (private), OneTrust is the leader in both data privacy management market share and revenues. Average subscription cost ranges from $27./month - $500./month+.

- TrustArc > Founded in 1997, with over $49,4M in FY23 revenue, acquired Nymity for their data privacy management platform. Average subscription cost is available by custom quotation only.

- BigID > Founded in 2015, with over $105M in FY23 revenue and a $1.25B valuation. Average subscription cost is available by custom quotation only.

- ControlCase > Founded in 2004, with over $37.4M in FY23 revenues, are primarily focused on credit card PCI-DSS compliance. Average subscription cost starts at $500.+/month.

- Privitar > Founded in 2014, with $15M in FY23 revenues, are primarily focused on Average subscription cost is available by custom quotation only.

All above competitors have ISO/NIST and other regulatory compliant data management certifications.

ComplyTrust® SaaS Suite (CTSS)

- Daegis/OpenText > Originally founded in 1980 and acquired by OpenText in 2015 posted a record $4.5B in FY23 revenues, is primarily focused on Enterprise information management and data governance solutions.

- StoredIQ > Founded in 2001, acquired by IBM in 2012, spun off into Breakwater Solutions in 2021 and now acquired by Repario in 2023, with estimated $13.4M in FY23 revenues, with new focus on data privacy and eDiscovery.

- Tibco > Founded in 1997, posted a record $1B in FY23 revenues, with primary focus on Enterprise data governance.

- Varonis > Founded in 2005, with revenues of $99M in FY23, their primary focus is data security.

Cloud-DPS

Document Management-specific competitors

- Adobe Doc Cloud > Founded in 2006 with revenues of $2.7B in FY23, is a close contender as the e-signature market share leader.

- Docusign > Founded in 2003 with revenues of $2.7B in FY23, shares the overall lead market share with Adobe.

- HelloSign > Founded in 2010 and acquired by Dropbox in 2019, reported revenues of $10M in FY23, primarily focused on digital document storage.

- MSB Docs > Founded in 2003 with estimated FY23 revenues of $17.6M, signed a partnership with AuthBridge in December 2020 to provide an AI-driven OCR digital document signature solution.

- OneSpan > Founded in 1991, a member of the FIDO Alliance and a partnership with Salesforce, reported FY23 revenues of $230M, and is primarily focused in the financial document management market.

- SignNow > Founded in 2011 with estimated FY23 revenues of $22.4M, are primarily focused in the Healthcare document management market.

Digital Watermark-specific competitors

- Digify > Founded in 2011, a GMA New Media subsidiary, with estimated FY23 revenues of $3.9M, is partnered with Samsung (SEPCO) and primarily focused on mobile application content management.
- Digimarc > Founded in 1995 with record $34.9M in FY23 revenues, is the leader in digital identity management for all forms of media.
- Ipsos > Founded in 2008, acquired IntraSonics in 202l, with estimated FY23 revenues of $2.4B, is primarily focused on digital audio watermarking.
- Sivisoft > Founded in 1997 and after acquiring Wetstone Technologies in 2022, with estimated FY23 revenues of $7.2M, is focused in the cyber security/computer forensics market.
- Vimeo > Launched in 2004 and acquired by IAC in 2016, posted revenues of $417M in FY23 and is focused on ad-free video sharing/streaming platform.

Current participating members in the HolyGrail-2 Digital Watermark Project cross-value chain initiative are APK, Arburg, Arca, Arla, AveryDennison, Azul, BASF, Beiersdorf, Berry, Borealis, Bosch, Braskem, CCL, Ceflex, Citeo, City of Copenhagen, ClosedLoop, Coca-Cola, Colgate-Palmolive, Constantia, DagSam, Danon, Dansk, Digimarc, DM, Dow, Elif, Elopak, Esko, Essity, Expra, FiliGrade, Finat, FlintGroup, Foboha,, Formika, FujiSeal, General Mills, Gizeh, Graham, Greiner, GS1, Henkel, HL-Repro, HTP, Indorama, Intermat, IPL, ITC, Jabil, Johnson & Johnson, Jokey, Kellog's, Kellpo, Kiefel, Korsini, KraftHeinz, L'OREAL, MacDermid, Masterpress, MikoPac, Milliken, Mondelez, Mondi, MSS, Muller, Nestle, NYCO, Orkla, PAC, Paccor, ReturPack, PepsiCo, Proctor&Gamble, Reclay, Rewe, Reynders, Rossman, Scibic, SaicaFlex, Saueressig, Seeberger, SGK, Schulstad, Schwartz, Siegwerk, Sleever, Sonoco, Storaenso, Styrenics, Suez, Sulayr, Sun Chemical, TetraPak, Tomra, Unilever, Ghent University, Vandemoortele, Veolia, Verpa, Viappiani, Wipak, Wrap and more.

Cybersecurity

Potential Competitor Examples

- Palo Alto Networks > Founded in 2005 with $6.9B in FY23, $97B market cap.
- Crowdstrike > Founded in 2011 with $28B in FY23 revenues, $75B market cap.
- CheckPoint > Founded in 1993 with $664M in FY23 revenues, $18B market cap.
- Okta > Founded in 2009 with $2.1B in FY23 revenues, $17B market cap.
- CyberArk > Founded in 1999 with a $751M in FY23 revenues, $11B market cap.
- Qualys > Founded in 1999 with a $554M in FY23 revenues, $6B market cap.
- Veronis > Founded in 2005 with a $499M in FY23 revenues, $5B market cap.

Research and Development

Our current research and development is split between our Cloud-DPS 'Wavelet' digital watermark adaptive content protection technology and our new CTSS and FMY cloud-native microservices technology.

Forget-Me-Yes® (FMY)

- Cloud-native data extraction query engine(s) for Extract-Transform-Load (ELT) and Extract-Load-Transform (ELT) processing of both structured and unstructured data
- Zero-knowledge symmetric encryption services
- Cloud-native AI-driven bulk ingress/egress data processing services engine
- Cloud-native multi-cloud services alerting/logging AI-driven engine

CTSS – ComplyScan® (CS)

- Cloud-native backup compliance reporting
- Backup snapshot validation services
- Snapshot metadata indexing
- Multi-cloud DR services

Cloud-DPS

- Image (Radiology-Xray) and Photo content protection for mobile Healthcare and Social Media markets
- Mobile (Android/iOS) content security manager for Google Play store download
- Block chain capable Consumer Package tagging/watermarking for sorting and cross-value chain product management

Our fiscal 2023 research and development expenditures were $95,884.

Acquisition of ComplyTrust Inc. (formerly OCL Technologies Corp.)

On June 5th, 2020, the Company completed the acquisition of 100% of the shares of ComplyTrust Inc. ("**CTI**"), formerly OCL Technologies Corp. ("**OCL**"), www.ocltechnologies.com, a Delaware Corporation, with its head office located in the technology hub of San Diego, California. CTI is specifically focused on providing enterprise organizations and individuals with highly-secure data privacy tools that provide sustained and continuous global regulatory compliance of data subject rights, while independently protecting all parties. With the burgeoning growth of privacy regulation worldwide coupled with strict regulatory oversight, companies are dedicating significant resources to achieve and maintain compliance. In the past two years alone, initiatives such as the EU GDPR (General Data Protection Regulation effective May 25, 2018) as well as the CCPA (California Consumer Privacy Act passed June 28, 2018 and effective January 1, 2020) have mandated privacy rights and data protection for entities and individuals contemplated within their legislative frameworks. In addition to these, there are additional data privacy legislative initiatives on-going in Asia and both North and South America which will require data protection solutions. Oculus believes that the acquisition of CTI is a tremendous fit within its core objective of developing robust cutting-edge technologies that address focused customer data protection requirements on a global scale.

Consideration for the acquisition of CTI was 12,500,000 common shares of the Company and 12,500,000 share purchase warrants exercisable for a period of five years from date of issuance. The share purchase warrants are exercisable only upon specific performance criteria being met. Such criteria being 1) targeted revenue sales projections met, or 2) listing on a major US exchange, or 3) change of control as defined below:

    i.   Meeting sales forecasts:

- $(100V/\$125,000,000)$ of the warrants shall vest on June 4, 2021 (2022 and 2023), wherein "V" is the Gross Revenue of the business (as hereinafter defined) between the period June 4, 2020 – June 4, 2025;

- "Gross Revenue" means all monetary sums earned less any credits issued for returns and allowances, and, for certainty, Gross Revenue does not include Deferred Revenue;

- eg: if the CTI warrant holders earn 60% of projected revenue in Year 1 then all option holders would also vest 60% .

    ii.   the listing of the Company on any national securities exchange registered with the United States Securities and Exchange Commission under section 6 of the United States Securities Exchange Act of 1934, as amended, such as, but not limited to, the New York Stock Exchange, the NYSE American, and NASDAQ Stock Market; or

    iii.   a Change of Control Event meaning, with reference to the Company: (a) the acquisition of a sufficient number of voting securities in the capital of the Company so that the acquirer (as referenced in the CTI Share Purchase Agreement dated for reference June 5, 2020) becomes entitled, directly or indirectly, to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company (provided that, prior to the acquisition, the acquirer was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company); (b) an occurrence when a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent board; or (c) sale of one or more assets of the Company (but for certainty excludes sales made in the normal course of Business) after the Closing Date (as defined in the CTI Share Purchase Agreement) resulting in the collection of monetary sums that is collectively more than 50% of the Gross Revenue of the Company during the twelve (12) month period immediately preceding the Closing Date (as defined in the CTI Share Purchase Agreement).

Intellectual Property

Our success is dependent, in part, upon our proprietary technology. We generally rely upon patents, trademarks, and trade secret laws to establish and maintain our proprietary rights in our technology products and services.

On June 19, 2001, United States Patent Application No. 09/884,787, "*Method and Apparatus for Digitally Fingerprinting Videos*", was officially filed with the U.S. Patent and Trademark Office. This patent is for "*MediaSentinel*™". This patent expired in February of 2010. At this time, we have elected not to patent our Cloud-DPS technology until additional software development review is initiated to determine Cloud-DPS refresh requirements to be viable in today's cloud-native world.

Potential patent-pending technology encompassing the *Forget-Me-Yes®* data privacy architecture includes our hybrid Zero-Knowledge data security process along with proprietary query engine and automated re-query services processes.

In October 2020, trademark applications were made by OVTZ for both *Forget-Me-Yes®* and *ComplyTrust®* and was formally accepted and granted in November 2021. Additional trademark application for *ComplyScan®* was accepted and granted in June 2022.

Laws and Regulations

Our operations are or may be subject to various international, federal, provincial, state and local laws, regulations and recommendations relating to the marketing of products and relationships with data protection, intellectual property protection, the export of technology products to certain countries and privacy protection. Although we believe that we are compliance with all international, federal, provincial, state and local regulations, the risk of claims and actions against us for breach of the aforesaid laws cannot be eliminated completely. In the event of a breach of these laws, we could be held liable for any damages that result. The amount of such damages could have a materially adverse effect on our results of operations and financial condition.

Employees

We currently have no employees, as we primarily engage independent contractors to provide services as necessary. Compensation for current and future work will be conducted on a contract basis.

The loss of the services of any key OVTZ management could have a materially adverse effect on the Company. We do not maintain key man life insurance on the life of its officers. In addition, our future success will depend in part upon its continuing ability to hire, train, motivate and retain key senior management and skilled technical and marketing personnel. Competition for technical personnel in the industry we compete in is intense. Our future success will depend in part on our continued ability to contract, assimilate and retain qualified personnel. To date, we have had limited success in recruiting qualified contractors, but there is no assurance that we will continue to do so in the future. Attracting qualified expertise is contingent on raising sufficient working capital and project advancement.

Oculus' Website

Our website address is https://ovtz.com/. Information found on our website is not incorporated by reference into this annual report. We make available free of charge through our website our Securities and Exchange Commission ("SEC"), filings filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnish it to, the SEC through its website on EDGAR www.sec.gov/edgar/search-and-access. We will also make available all financial reports filed in accordance with United States generally accepted accounting principles ("US GAAP") on SEDAR through its website https://sedar.com/. We invite investors and interested parties to sign up for "Email Alerts" on our website to receive information such as press releases as they become available.

Item 1A.   Risk Factors.

Our business and operations are subject to a number of risks and uncertainties as described below. However, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that harm our business, financial condition or operations. If any of the following risks actually occur, our business, financial condition or operations could suffer.

Impact of Pandemics

Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide, including COVID-19 or any other similar illnesses, could have an adverse impact on the Company's results, business, financial condition or liquidity.

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. The COVID-19 pandemic has negatively impacted the Canadian, U.S., and global economies; disrupted Canadian, U.S., and global supply chains; disrupted financial markets; contributed to a decrease in interest rates; resulted in ratings downgrades, credit deterioration and defaults in many industries; forced the closure of many businesses, led to loss of revenues, increased unemployment and bankruptcies; and necessitated the imposition of quarantines, physical distancing, business closures, travel restrictions, and sheltering-in-place requirements in Canada, the U.S., and other countries. If the pandemic is prolonged, including through subsequent waves, or if additional variants of COVID-19 emerge which are more transmissible or cause more severe disease, or if other diseases emerge with similar effects, the adverse impact on the economy could worsen. Moreover, it remains uncertain how the macroeconomic environment, and societal and business norms will be impacted following this COVID-19 pandemic. Unexpected developments in financial markets, regulatory environments, or consumer behavior may also have adverse impacts on the Company's results, business, financial condition or liquidity, for a substantial period of time.

The COVID-19 pandemic has also created additional operational risks for the Company, including the need to provide enhanced safety measures for its employees and customers; comply with rapidly changing regulatory guidance; address the risk of, attempted fraudulent activity and cybersecurity threat behavior; and protect the integrity and functionality of the Company's systems, networks, and data as a larger number of employees work remotely. The Company is also exposed to human capital risks due to issues related to health and safety matters, and other environmental stressors as a result of measures implemented in response to the COVID-19 pandemic, as well as the potential for a significant proportion of the Company's employees, including key executives, to be unable to work effectively, because of illness, quarantines, sheltering-in-place arrangements, government actions or other restrictions in connection with the pandemic.

The extent to which the COVID-19 pandemic continues to impact the Company's results, business, financial condition or liquidity will depend on future developments in Canada, the U.S. and globally, including the development and widespread availability of efficient and accurate testing options, and effective treatment options or vaccines. Despite the approval of certain vaccines by the regulatory bodies in Canada and the U.S., the ongoing evolution of the development and distribution of an effective vaccine also continues to raise uncertainty.

Our limited operating history makes it difficult to evaluate our business and prospects.

We have a very limited operating history in the context of document protection products and services and have yet to develop an extensive record regarding the sale of our products and services. As a result, our ability to accurately forecast our future operating results is limited and subject to a number of uncertainties, including our ability to:

- maintain or develop relationships with suppliers and marketing partners;
- establish a customer base;
- continue to develop and upgrade our technology, products and services;
- provide superior customer service;
- respond to competitive developments; and
- retain and motivate qualified personnel.

In addition, we have and will continue to be subject to the risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties are incorrect or change due to market factors, or if we are unsuccessful in addressing these risks, our business could suffer.

We have incurred substantial losses; we expect to incur losses in the future and may never achieve profitability.

To date, we have not generated a profit or significant revenue from operations and in fact have incurred substantial losses. For the year ended December 31, 2023, we maintained $89,768 of working capital deficiency and sustained a net loss of $591,212 and had an accumulated deficit of $48,386,646.

Management has forecasted the Company will not have sufficient working capital to operate for the ensuing 12 months. We intend to fund operations primarily through the issuance of common stock and warrants to outside investors and the Company's management. As a result, we expect operating losses and negative cash flows to increase for the foreseeable future.

If we are unable to obtain substantial additional financing, we may not be able to remain in business.

We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since the inception of our current business and expect to continue to do so for the foreseeable future. Our capital requirements will depend on several factors, including our ability to establish and expand a client base, to grow our sales and to employ effective marketing efforts. Our capital needs will also be influenced by the rate of market acceptance of our products and services.

We expect that we will require approximately $3,000,000 to $5,000,000 in financing to expand the research and development, and marketing of *ComplyTrus*t's suite of products in 2024, and further financing thereafter. If our capital requirements vary materially from those currently planned, we may require additional financing. We have no arrangements or commitments for any financing. Financing may not be available when needed on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to further develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, or ultimately, to remain in business.

Our operating results in future periods are expected to be subject to significant fluctuations, which would likely affect the trading price of our common shares.

Our quarterly and annual operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Some of these factors include:

·   our ability to attract and retain customers;
·   the introduction of new enhancements in digital watermarking;
·   price competition;
·   our ability to remain competitive in our product and service offerings;
·   our ability to attract new personnel; and
·   U.S. and foreign regulations relating to the Internet.

As a result of the factors listed above, and others, period-to-period comparisons of our operating results may not be meaningful in predicting our future performance. It is possible that our operating results will not meet market expectations in some future quarter or quarters, which would likely result in a significant decline in our stock price.

The data privacy and data protection markets are highly competitive, and our failure to successfully compete will limit our ability to attain, retain and increase our market share.

The data privacy and data protection markets are rapidly evolving and extremely competitive. We expect competition to intensify in the future. We compete with companies that provide all or certain aspects of our services, including other data privacy and data protection providers and data-management companies. Our current market share is insignificant.

The data privacy market is currently dominated by a small number of larger revenue-bearing companies, while the data protection market includes a wide variety of small, medium and large providers in many different vertical segments. Most of our competitors have longer operating histories, larger customer bases, stronger brand recognition and significantly greater financial, marketing and other resources than us. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors as the use of online cloud services increases.

The document protection market is highly competitive, and our failure to compete successfully would limit our ability to retain and increase our market share.

The cyber document security, and its superset, cyber data security are rapidly evolving and extremely competitive sectors and we expect that competition will intensify in the future. We compete with other companies that provide all or certain aspects of our services, including other cyber/document protection systems based on document digital watermarking, and others, and expect that additional competition in the future will be provided by those types of providers. Our current market share is insignificant.

The document protection market is currently dominated by a small number of larger companies, including ContractBook, DocHub, DocuSign, HelloSign, PandaDoc, RightSignature, SignNow and others. Most of our competitors have longer operating histories, larger customer bases, stronger brand recognition and significantly greater financial, marketing and other resources than us. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with on-line competitors as the use of the Internet-centric, Cloud-based cyber document security services increases. In addition, cyber document security and cloud document management technologies and the expansion of existing B2B and B2C document protection technologies are expected to result in additional competition.

We may not be able to compete successfully against current and future competitors, and the inability to do so could decrease our revenues, prevent us from achieving profitability and adversely affect our ability to establish, maintain and increase our market share.

The video digital watermarking business is highly competitive, and our failure to compete successfully would limit our ability to retain and increase our market share.

The video digital watermarking market is rapidly evolving and extremely competitive. We expect competition to intensify in the future. We compete with companies that provide all or certain aspects of our services, including other media-streaming providers, content encoders, video production companies, and Internet data-management companies. Our current market share is insignificant.

The video digital watermarking market is currently dominated by a small number of larger companies, including Irdeto, Nagra, Synamedia and Verimatrix. Most of our competitors have longer operating histories, larger customer bases, stronger brand recognition and significantly greater financial, marketing and other resources than us. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases. In addition, new automatic content recognition (ACR) technologies and the expansion of existing technologies are expected to result in additional competition.

We may not be able to compete successfully against current and future competitors, and the inability to do so could decrease our revenues, prevent us from achieving profitability and adversely affect our ability to establish, maintain and increase our market share.

We are subject to rapid technological change, which could render our products and services obsolete.

Our future success will depend in part on our ability to offer products and services that incorporate leading technology and address the increasingly sophisticated and varied needs of our current and prospective customers. Our market is characterized by rapidly changing and unproven technology, evolving industry standards, changes in customer needs, emerging competition and frequent new service introductions. These changes and developments may render our products and technologies obsolete in the future. As a result, our success depends on our ability to adapt to these changes, particularly to develop new products and services, adapt our current products and services or to acquire new products and services that can compete successfully. There can be no assurance that we will be successful in these efforts.

In addition, future advances in technology may not be beneficial to or compatible with our business and we may not be able to incorporate technological advances into our products and services in a cost-effective and timely manner. Keeping pace with technological advances may require substantial expenditures and lead time, particularly with respect to acquiring updated hardware and infrastructure components for our systems. We may require additional financing to fund such purchases. Any such financing may not be available on commercially reasonably terms, if at all, when needed and may result in a loss of earnings and market share.

We are dependent upon vendors and other third-party service provider and will be competing with some of these companies.

We are and will continue to be dependent on vendors and other providers to supply the hardware, software and co-location resources that comprise our products and services. We have no long-term or exclusive contracts or arrangements with any of these vendors or providers. We cannot be certain that our current and proposed vendors and service providers will continue to do business with us or that we will be able to establish relationships with new vendors and service providers if necessary. If we are unable to establish and maintain satisfactory relationships and arrangements with these third parties, our business could be harmed. In addition, we will be dependent upon our third-party vendors and other suppliers to adequately test their products before release, and to provide support for their products after delivery. Failure to do so could have a material adverse effect on our business.

Further, we currently compete with, and expect to compete with in the future, providers of some of our technology or system components. If we are unable to effectively balance our need to cooperate and compete with these companies, our business may be harmed.

Our services are technically complex and we may not be able to prevent defects that could decrease their market acceptance, result in product liability or harm our reputation.

Our document security, digital water marketing, streaming media, data privacy and data protection products and services are complex, and the steps we take to ensure that they are free of errors or defects, particularly when first introduced or when new versions or enhancements are released, may not be successful. We cannot guarantee that current versions or enhanced versions or our products will be free of significant software defects or bugs. Despite our testing, and testing by our third-party vendors and providers, current or future products may contain serious defects. Serious defects or errors could result in lost revenue or a delay in market acceptance of our products and could seriously harm our business and operating results. Errors in our products may be caused by defects in third-party hardware or software incorporated into our products. If so, we may be unable to fix these defects without the co-operation of these third-party providers. Because these defects may not be as significant to these providers as they are to us, we may not receive the rapid co-operation that we may require. Errors, defects or other performance problems with our products could also harm our customers' businesses or result in potential product liability claims. Even if unsuccessful, a product liability claim brought against us would likely be time-consuming, costly and harmful to our reputation. Nor can there be any assurance that our product liability insurance coverage will be sufficient to satisfy any successful claim.

Any loss of our personnel or inability to acquire new personnel could harm our business.

Our continued operations and future success is significantly reliant on the continued services and performance of our senior management. The loss of the services of any member of our senior management team could cause significant disruption in our business. We have no long-term employment agreements with senior management, do not currently maintain any "*key person*" life insurance and have no employees. As such, our future success depends on our ability to retain current senior management and to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, operations, customer service, and sales and marketing personnel. Competition for such personnel is intense, and we may not successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract the necessary personnel could impede our future success.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and shareholders could lose confidence in our financial reporting.

Effective internal controls are necessary for the Company to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Failure to achieve and maintain an effective internal control environment, regardless of whether the Company is required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the Company's share price. Although we are not aware of anything that would impact its ability to maintain effective internal controls, we have not obtained an independent audit of the Company's internal controls and, as a result, we are not aware of any deficiencies which would result from such an audit. Further, at such time as the Company is required to comply with the internal control requirements of the Sarbanes-Oxley Act, we may incur significant expenses in having its internal controls audited and in implementing any changes which are required.

We do not currently have any paying customers.

Our sales were $Nil in 2023 and 2022. We expect that a small number of customers will account for a substantial portion of our revenue in the foreseeable future. The inability to increase the number of customers could limit our ability to maintain or increase our market share or could cause revenue to drop quickly and unexpectedly.

Our business may suffer if we cannot protect our intellectual property.

We seek to protect our proprietary rights through a combination of patents, trade secrets, trademark laws, confidentiality procedures and contractual provisions with employees and third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we have proprietary rights over. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial costs and diversion of management and other resources with no assurance of success and could seriously harm our business and operating results.

Our products may infringe the intellectual property rights of others, causing us to incur significant costs or prevent us from licensing our products.

Other companies, including our competitors, may have or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or license our products. We cannot be certain that our products do not and will not infringe patents or the proprietary rights of others. We may be subject to legal proceedings, including claims of alleged infringement by others of the intellectual property rights of third parties. If a successful claim of infringement is brought against us and we fail to or are unable to license the infringed technology on commercially reasonable terms, our business and operating results could be significantly harmed. Companies in the technology sector are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. Although we are not currently subject to any litigation or claims, any future claims, whether or not valid, could result in substantial costs and diversion of resources with no assurance of success. Intellectual property litigation or claims could force us to do one or more of the following:

·   cease selling, incorporating or using products or services that incorporate the infringed intellectual property;

·   obtain a license from the rights-holder or owner of the infringed intellectual property, which license may not be available on commercially reasonable terms, or at all; or

·   re-design our products or services.

If we are forced to take any of these actions, our business could be substantially harmed.

Our success depends on the continued growth in demand for e-business applications.

Our primary business strategy involves the development of products and services that enable users to transmit video over the Internet. As a result, our future sales and any future profits will be substantially dependent upon the widespread acceptance and use of the Internet as an effective medium of business by consumers and businesses. To be successful, consumers and businesses that have historically used traditional means of commerce to transact business must continue to accept and utilize the Internet as a medium for conducting business and exchanging information. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, insufficient commercial support and privacy concerns. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation could cause the Internet to lose its viability as a commercial medium. If the demand for e-business applications does not grow or grows more slowly than anticipated, demand for our products and services would be reduced and our revenue would suffer.

Government regulation and legal uncertainties could add additional costs and risks to doing business on the Internet.

We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to electronic commerce. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as: user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services.

Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.

The applicability of existing laws to the Internet, property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, export or import matters, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the Internet marketplace. Such uncertainty could reduce demand for our products and services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs.

Our share price has been and could be highly volatile, which could result in substantial losses to investors.

The trading price of our common shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a number of factors including variations in quarterly operating results, new products or services offered by us or our competitors, conditions or trends in the Internet and online commerce industries, changes in the economic performance and/or market valuations of other Internet and online service companies, and other events or factors, many of which are beyond our control. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations, including large price drops in 2017, 2015, 2011, 2010, 2009, 2008, 2003, 2002 and 2001, that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially adversely affect the market price of our common shares, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against affected companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

We have not paid cash dividends in the past and does not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of the Company's common shares.

We have never paid cash dividends on its capital stock and does not anticipate paying cash dividends on its capital stock in the foreseeable future. The payment of dividends on the Company's capital stock will depend on its earnings, financial condition and other business and economic factors affecting the Company at such time as the board of directors may consider relevant. If we do not pay dividends, its common shares may be less valuable because a return on your investment will only occur if the common shares price appreciates.

Securities analysts may not initiate coverage or continue to cover the Company's common shares, and this may have a negative impact on its market price.

The trading market for the Company's securities could depend in part on the research and reports that securities analysts publish about Oculus' business and the Company. We do not have any control over these analysts. There is no guarantee that securities analysts will cover the Company's securities. If securities analysts do not cover the Company, the lack of research coverage may adversely affect the market prices of the Company's common shares. If the Company is covered by securities analysts, and its securities are the subject of an unfavorable report, the prices for the Company's securities would likely decline. If one or more of these analysts ceases to cover the Company or fails to publish regular reports on the Company, the Company could lose visibility in the financial markets, which could cause its share price and/or trading volume to decline.

Anti-takeover provisions in our charter documents could prevent or delay a change in control of the company.

Our articles of continuance and bylaws contain anti-takeover provisions that could discourage, delay or even prevent an acquisition of our company at a premium price or at all. Any of these provisions might prevent the market price of our common shares from increasing in response to takeover attempts and could prevent our shareholders from realizing a premium over the then-prevailing market price for the common shares.

We intend to issue additional equity securities, which may dilute the interests of current shareholders or carry rights or preferences senior to the common shares.

We intend to issue additional equity securities in order to raise working capital. Accordingly, existing shareholders may experience additional dilution of their percentage ownership interest in our company. In addition, the new equity securities may have rights, preferences or privileges senior to those of our existing common shares.

The exercise of options and warrants and other issuances of common shares or securities convertible into or exercisable for common shares will dilute the ownership interests of the Company's current shareholders and may adversely affect the future market price of the Company's common shares.

We may use stock options, stock grants and other equity-based incentives, to provide motivation and compensation to our officers, employees and key independent consultants. The award of any such incentives will result in an immediate and potentially substantial dilution to our existing shareholders and could result in a decline in the value of the Company's share price. The exercise of these options and the sale of the underlying common shares and the sale of common shares issued pursuant to stock grants may have an adverse effect upon the price of the Company's common shares.

Limited liability of executive officers and directors may discourage shareholders from bringing a lawsuit against them.

Our bylaws contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of their fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in Oculus may be adversely affected to the extent that costs of settlement and damage awards against officers or directors are paid by Oculus pursuant to the indemnification provisions of the bylaws.

Requirements of the SEC with regard to low-priced "penny stocks" may adversely affect the ability of shareholders to sell their shares in the secondary market.

"Penny stocks" are low-priced, and usually highly speculative, stock selling at less than $5.00 per share. Our securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The rule also requires the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commissions payable for the transaction, current quotations for the stock, and, if applicable, the fact that it is the sole market maker in the stock. Consequently, the rule may adversely affect the ability of broker-dealers to sell our securities and may adversely affect the ability of shareholders to sell their shares in the secondary market

We do not anticipate paying dividends to shareholders in the foreseeable future.

We have not paid dividends on our common shares and we intend, for the foreseeable future, to invest any earnings in the further development of our business. Accordingly, shareholders should not expect to receive any dividends on their shares.

We may be exposed to adverse currency exchange rate fluctuations, which could harm our financial results and cash flows.

Substantially all of our assets and operations are located and conducted in the United States and Canada. As a result, our primary exposure to movements in foreign currency rates relate to Canadian dollar operating expenses, assets and liabilities. A decline in the Canadian dollar would decrease the U.S. dollar value of our Canadian assets while a rise in the Canadian dollar would increase the U.S. dollar value of Canadian operating expenses and liabilities.

International transactions are settled in U.S. dollars. As a result, weaknesses in foreign currencies could adversely affect demand for our products.

Service outages and disruption of our infrastructure may harm our adversely impact business operations and injure reputation.

We may experience outages or disruptions to our services or infrastructure before, during or after the transition to a cloud platform, including information technology system failures and network disruptions. Such events could interrupt our customers' access to our services, adversely affect their perception of our services' reliability and consequently reduce our revenue.

Security vulnerabilities in our products and services or any breach of our security measures may injure our reputation and disrupt our business.

We intend to host a digital Cloud platform with various features including document storage. While this Cloud service will have security features, Cloud-based content has been, and continues to be, targeted by malicious cyber-attacks. Should our security features be breached as a result of third-party attacks or due any error, negligence, product defect or otherwise, and should such a breach compromise the confidentiality, integrity or availability of our cloud services, the business may suffer and its reputation may be injured. In addition, if an actual or perceived security breach occurs, we may become subject to significant liability through lawsuits or claims and lose future sales and customers and there is no assurance that our product liability insurance coverage will be sufficient to satisfy any successful claims.

Techniques used to defeat online security measures are constantly evolving and may not be discovered until after the secured information has already been compromised. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative measures.

The financial reporting obligations of being a public company in the United States are expensive, time consuming, and may place significant demands on the Company's management.

The obligations of being a public company in the United States require significant expenditures and place certain demands on our management, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002, and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Our management and other personnel devote a substantial amount of time to ensure that the Company complies with all of these requirements. Moreover, despite recent reforms made possible by the Jumpstart Our Business Startups Act, the reporting requirements, rules and regulations increase the Company's legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes that the Company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all.

We also expect these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors also could make it more difficult for us to attract and retain qualified persons to serve on its board of directors, particularly to serve on its audit and compensation committees, or as executive officers.

Our failure to manage or adequately address any one or more of these risks could result in our business suffering a material adverse effect.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Description of Properties.

The Company's corporate headquarters are located at Suite 507, 837 West Hastings Street, Vancouver, British Columbia and are subject to an office space lease on a month-to-month basis. The monthly base rent is $4,645 CAD (Canadian Dollars).

Item 3.   Legal Proceedings.

From time to time the Company may be a defendant or plaintiff in various legal proceedings arising in the normal course of the Company's business. The Company is unaware of any material, active, pending or threatened proceeding against the Company, nor is the Company involved as a plaintiff or defendant in any material proceeding or pending litigation.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity and Related Stockholder Matters.

There is a limited public market for our common shares. Our common shares trade on the TSX Venture Exchange (the "*TSXV*") under the trading symbol "*OVT*", and on the OTCQB under the symbol "*OVTZ*".

The following table shows the high and low sales prices (in Canadian dollars) of our common shares as reported by the TSXV for the periods indicated.

TSX *(Symbol "OVT")*

Period	High (CAD $)	Low (CAD $)
First Quarter 2022	0.60	0.55
Second Quarter 2022	0.34	0.31
Third Quarter 2022	0.28	0.26
Fourth Quarter 2022	0.15	0.14
First Quarter 2023	0.20	0.13
Second Quarter 2023	0.15	0.085
Third Quarter 2023	0.115	0.07
Fourth Quarter 2023	0.08	0.035

The following table shows the high and low prices of our common shares on the OTCQB. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions:

OTC Bulletin Board *(Symbol "OVTZ")*

Period	High (US $)	Low (US $)
First Quarter 2022	0.60	0.36
Second Quarter 2022	0.35	0.19
Third Quarter 2022	0.27	0.15
Fourth Quarter 2022	0.17	0.08
First Quarter 2023	0.14	0.08
Second Quarter 2023	0.12	0.04
Third Quarter 2023	0.10	0.05
Fourth Quarter 2023	0.06	0.02

Transfer Agent

The Registrar and Transfer Agent for our shares of common stock is Computershare Trust Company of Canada located at 324 - 8th Avenue SW, Suite 800, Calgary, Alberta, T2P 2Z2.

Holders

As of March 19th, 2024, there were 91,422,569 common shares outstanding, held by 1,285 shareholders of record. However, beneficial holders of the Company's common shares who hold their shares in an account with an investment dealer or broker are represented by one nominee. Therefore, although the number of registered shareholders is 1,285, the number of registered holders may not be representative of the number of beneficial owners.

Options

Details of options outstanding as at date of the report are as follows:

Exercise price (CAD)		Number of options outstanding	Expiry date	Number of options exercisable	Remaining contractual life (years)
$	1.200	500,000	January 29, 2024*	500,000	0.08
$	0.800	375,000	June 10, 2024	375,000	0.44
$	0.600	590,000	October 14, 2024	472,000	0.79
$	0.800	100,000	January 31, 2025	60,000	1.09
		1,565,000		1,407,000	

   * subsequently expired

Warrants

Details of warrants outstanding as at date of the report are as follows:

Exercise price		Number of warrants outstanding	Expiry date	Number of warrants exercisable	Remaining contractual life (years)
$	0.001 [1] (US)	12,500,000	June 4, 2025	-	1.43
		12,500,000		-	

   (1)   No share purchase warrants are exercisable until specific performance criteria have been met. Such criteria being 1) targeted revenue sales projections met, or 2) listing on a major US exchange, or 3) change of control.

Dividends

The Company has not declared or paid any dividends in the previous two years. The Company currently intends to retain future earnings, if any, for use in its business. The Company does not anticipate paying dividends on the common shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the board of directors of the Company (the "Board of Directors") and will be made taking into account the Company's financial condition and other factors deemed relevant by the Board of Directors.

Securities Authorized For Issuance Under Equity Compensation Plans

As at December 31, 2023 there were 9,142,257 Options and 9,142,247 Share Units authorized for issuance under the under the Company's Omnibus Equity Incentive Plan approved by the Board on July 19,2023 and by Stockholders at the Company's annual stockholder meeting held on September 15, 2023 (the "**Omnibus Plan**"). Since the last financial year end of December 31, 2023, as at March 19th, 2024, the following securities were authorized for issuance under the Omnibus Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,065,000	$0.50	8,077,247 (Options) 9,142,247 (Share Units)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,065,000	$0.50	8,077,247 (Options) 9,142,247 (Share Units)

Equity Incentive Compensation Plan

The Omnibus Plan approved by stockholders at the Company's annual stockholder meeting held on September 15, 2023 supersedes and replaces the Company's 2020 Share Option Plan, dated as originally adopted by the Board of Directors on August 28, 2020, and ratified by the stockholders of the Company at the Company's annual meeting held on November 23, 2020.

The purpose of the Omnibus Plan is to promote the interests of the Company and its stockholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's stockholders.

The following is a summary of certain provisions of the Omnibus Plan. This summary is intended as a summary only and is qualified in its entirety by reference to the Omnibus Plan attached as Schedule "C" to the proxy statement prepared for the company's annual stockholder meeting held on September 15, 2023.

Summary of Material Terms

The Omnibus Plan, in respect of options to purchase shares of common stock ("**Common Shares**"), serves as the successor to the Company's stock option plan adopted on August 28, 2020 (the "**Original Stock Option Plan**"), and no further options to purchase Common Shares have been or will be granted under the Original Stock Option Plan from and after the effective date of the Omnibus Plan.

The purposes of the Omnibus Plan is to: (i) provide the Company with a mechanism to attract, retain and motivate highly qualified directors, officers, employees and consultants; (ii) align the interests of eligible participants in the Omnibus Plan ("**Participants**") with that of other Shareholders of the Company generally; and (iii) enable and encourage Participants to participate in the long-term growth of the Company through the acquisition of Common Shares as long-term investments.

The Omnibus Plan is administered by the Board and provides that the Board may, from time to time, in its discretion, and in accordance with TSXV requirements or any other stock exchange on which the Common Shares are listed (the "**Exchange**"), grant to eligible Participants, non-transferable awards (the "**Awards**"). Such Awards include stock options ("**Options**"), restricted share units ("**RSUs**"), deferred share units ("**DSUs**") and performance share units ("**PSUs**").

Under the Omnibus Plan, the maximum number of Shares issuable at any time pursuant to outstanding Awards will be equal to: (a) 10% of the outstanding Common shares issued pursuant to Options; and (b) 9,142,257 issued pursuant to Share Units (which represents 10% of the outstanding Common Shares as of the date the Plan was approved by the Board), or such other number as may be approved by the Exchange and the shareholders of the Company from time to time. For so long as the Company is listed on the Exchange or on another exchange that requires the Company to fix the number of Common Shares to be issued pursuant to Share Units, the maximum number of Common Shares available for issuance pursuant to the settlement of RSUs, DSUs and PSUs together will be an aggregate of 9,142,257 Common Shares.

The Omnibus Plan is an "evergreen" plan, as Common Shares covered by Awards which have been exercised or settled, as applicable, and Awards which expire or are forfeited, cancelled or otherwise terminated or lapse for any reason without having been exercised, will be available for subsequent grant under the Omnibus Plan.

The maximum number of Common Shares for which Awards may be issued to any one Participant in any 12-month period shall not exceed 5% of the outstanding Common Shares, unless the Company obtains disinterested shareholder approval as required by the policies of the Exchange. The aggregate number of Common Shares for which Awards may be issued to any one consultant within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Award is granted to the consultant. The aggregate number of Common Shares for which Options may be issued to any persons retained to provide Investor Relations Activities (as defined by the Exchange) within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Option is granted to such persons.

Further, unless disinterested shareholder approval as required by the policies of the Exchange is obtained: (i) the maximum number of Common Shares for which Awards may be issued to insiders of the Company (as a group) at any point in time shall not exceed 10% of the outstanding Common Shares; and (ii) the aggregate number of Awards granted to insiders of the Company (as a group), within any 12-month period, shall not exceed 10% of the outstanding Common Shares, calculated at the date an Award is granted to any insider.

The Omnibus Plan provides for customary adjustments or substitutions, as applicable, in the number of Common Shares that may be issued under the Omnibus Plan in the event of a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction.

In the event of an actual or potential Change of Control (as is defined in the Omnibus Plan) of the Company, the Board shall have discretion as to the treatment of Awards, including whether to (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of any Awards; (ii) permit the conditional redemption or exercise of any Awards, on such terms as it sees fit; (iii) otherwise amend or modify the terms of any Awards; and (iv) terminate, following the successful completion of a Change of Control, on such terms as it sees fit, the Awards not exercised prior to the successful completion of such Change of Control. If there is a Change of Control, any Awards held by a Participant shall automatically vest following such Change of Control, if the Participant is an employee, officer or a director and their employment, or officer or director position is terminated within 12 months following the Change of Control, provided that no acceleration of Awards shall occur in the case of a Participant that was retained to provide Investor Relations Activities unless the approval of the Exchange is either obtained or not required.

Neither the Awards nor the securities which may be acquired pursuant to the exercise of the Awards have been registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**") or under any securities law of any state of the United States of America and are considered "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and any Common Shares will be affixed with an applicable restrictive legend as set forth in the Award Agreement. Provisions of the Omnibus Plan relating to U.S. Taxpayers can be found in Article 17 of the Omnibus Plan, which is attached as Schedule "C" to this Proxy Statement.

Options

Subject to the terms and conditions of the Omnibus Plan, the Board may grant Options to Participants in such amounts and upon such terms (including the exercise price, duration of the Options, the number of Common Shares to which the Option pertains, and the conditions, if any, upon which an Option shall become vested and exercisable) as the Board shall determine.

The exercise price of the Options will be determined by the Board at the time any Option is granted. In no event will such exercise price be lower than the last closing price of the Common Shares on the Exchange less any discount permitted by the rules or policies of the Exchange at the time the Option is granted. Such price upon exercise of any Option shall be payable to the Company in full in cash, by certified cheque or by wire transfer, by a cashless exercise or a net exercise.

In connection with a cashless exercise, the Participant shall elect, on a notice of exercise, to receive a loan from a brokerage firm, which the Company has an arrangement with, to purchase the underlying Common Shares. Upon the sale by the brokerage firm of an equivalent number of Common Shares received from the exercise of the Options to repay the loan made to the Participant, the Participant shall elect to receive either the balance of the Common Shares following the sale or the cash proceeds from the balance of the Common Shares.

In connection with a net exercise, the Participant shall elect on a notice of exercise to receive an amount equal to the number of underlying Common Shares listed on the Exchange that is the equal to the quotient obtained by dividing: (a) the product of the number of Options being exercised multiplied by the difference between the five-day volume weighted average price of the underlying Common Shares so listed and the exercise price of the subject Options; by (b) the five-day volume weighted average price of the underlying Common Shares so listed; provided, however, that persons retained to provide investor relations activities shall not be permitted to exercise an Option using the net exercise method.

Unless otherwise specified in an Award agreement granting Options, Options shall vest subject to Exchange policies, and the Board may in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist.

Subject to any requirements of the Exchange, the Board may determine the expiry date of each Option. Subject to a limited extension if an Option expires during a black out period, Options may be exercised for a period of up to ten years after the grant date, provided that: (i) upon a Participant's termination for cause, all Options, whether vested or not, as at the date on which a Participant ceases to be eligible to participate under the Omnibus Plan(the "**Termination Date**") as a result of termination of employment, will automatically and immediately expire and be forfeited; (ii) upon the death of a Participant, all unvested Options as at the Termination Date shall automatically and immediately vest, and all vested Options will continue to be subject to the Omnibus Plan and be exercisable for a period of 12 months after the Termination Date; (iii) in the case of the disability of a Participant, all Options shall remain and continue to vest (and are exercisable) in accordance with the terms of the Omnibus Plan for a period of 12 months after the Termination Date, provided that any Options that have not been exercised (whether vested or not) within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date; (iv) in the case of the retirement of a Participant, the Board shall have discretion, with respect to such Options, to determine whether to accelerate the vesting of such Options, cancel such Options with or without payment and determine how long, if at all, such Options may remain outstanding following the Termination Date, provided, however, that in no event shall such Options be exercisable for more than 12 months after the Termination Date; and; (v) in all other cases where a Participant ceases to be eligible under the Omnibus Plan, including a termination without cause or a voluntary resignation, unless otherwise determined by the Board, all unvested Options shall automatically and immediately expire and be forfeited as of the Termination Date, and all vested Options will continue to be subject to the Omnibus Plan and be exercisable for a period of 90 days after the Termination Date.

RSUs

Subject to the terms and conditions of the Omnibus Plan, the Board may grant RSUs to Participants in such amounts and upon such terms (including time-based restrictions on vesting, restrictions under applicable laws or under the requirements of the Exchange) as the Board shall determine.

No RSU may vest before one year following the date it is granted or issued. The vesting of RSUs may be accelerated in limited circumstances, in the case of the death of Participant or upon a Participant ceasing to be an eligible participant under the Omnibus Plan in connection with a change of control, take-over bid, Reverse Take-Over or other similar transaction.

Unless otherwise specified in an Award agreement granting RSUs, RSUs shall vest at the discretion of the Board, subject to the policies of the Exchange, provided that, and subject to the Board's discretion: (i) upon a Participant's termination for cause, all RSUs, whether vested (if not yet paid out) or not as at the Termination Date will automatically and immediately expire and be forfeited; (ii) upon the death of a Participant, all unvested RSUs as at the Termination Date shall automatically and immediately vest and be paid out; (iii) in the case of the disability of a Participant, all RSUs shall remain and continue to vest in accordance with the terms of the Omnibus Plan for a period of 12 months after the Termination Date, provided that any RSUs that have not been vested within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date; (iv) in the case of the retirement of a Participant, the Board shall have discretion, with respect to such RSUs, to determine whether to cancel such RSUs with or without payment and determine how long, if at all, such RSUs may remain outstanding following the Termination Date, provided, however, that in no event shall such RSUs be exercisable for more than 12 months after the Termination Date; and (v) in all other cases where a Participant ceases to be eligible under the Omnibus Plan, including a termination without cause or a voluntary resignation, unless otherwise determined by the Board, all unvested RSUs shall automatically and immediately expire and be forfeited as of the Termination Date, and all vested RSUs will be paid out in accordance with the Omnibus Plan.

When and if RSUs become payable, the Participant issued such RSUs shall be entitled to receive payment from the Company in settlement of such RSU: (i) in a number of Common Shares (issued from treasury) equal to the number of RSUs being settled, or (ii) in any other form, all as determined by the Board at its sole discretion. The Board's determination regarding the form of payout shall be set forth or reserved for later determination in the Award agreement for the grant of the RSUs.

Participants holding RSUs may, if the Board so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Board in its sole discretion.

DSUs

Subject to the terms and conditions of the Omnibus Plan, the Board may grant DSUs to Participants in such amounts and upon such terms (including the requirement that Participants pay a stipulated purchase price for each DSU, restrictions based upon the achievement of specific performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of the Exchange, or holding or sale restrictions placed on the Common Shares by the Company upon vesting of such DSUs) as the Board shall determine.

When and if DSUs become payable, the Participant issued such DSUs shall be entitled to receive payment from the Company in settlement of such DSU: (i) in a number of Common Shares (issued from treasury) equal to the number of DSUs being settled, or (ii) in any other form, all as determined by the Board at its sole discretion. The Board's determination regarding the form of payout shall be set forth or reserved for later determination in the Award agreement for the grant of the DSUs. Participants holding DSUs may, if the Board so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Board in its sole discretion.

The extent to which a Participant shall have the right to retain DSUs following termination of the Participant's employment or other relationship with the Company, shall be set out in each DSU award agreement and determined in the sole discretion of the Board, and need not be uniform among all DSUs issued pursuant to the Omnibus Plan, and may reflect distinctions based on the reasons for termination, provided that the provisions shall comply with the applicable rules of the Exchange.

No DSU may vest before one year following the date it is granted or issued. The vesting of DSUs may be accelerated in limited circumstances, in the case of the death of Participant or upon a Participant ceasing to be an eligible participant under the Omnibus Plan in connection with a change of control, take-over bid, Reverse Take-Over or other similar transaction, provided, however, that in the event that a Participant ceases to be an eligible Participant under the Omnibus Plan, no DSU granted to that Participant shall remain outstanding for a period of more than 12 months following the Termination Date, provided that any DSUs that have not been settled within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

Performance Awards

Subject to the terms and conditions of the Omnibus Plan, the Board may grant PSUs to Participants in such amounts and upon such terms (including the performance criteria applicable to such PSUs) as the Board shall determine. Each PSU shall have an initial value equal to the fair market value of a Common Share on the date of grant. After the applicable performance period has ended, the holder of a PSU shall be entitled to receive payout on the value and number of PSUs, determined as a function of the extent to which the corresponding performance criteria have been achieved.

Subject to the terms of the Omnibus Plan, the Board, in its sole discretion, may pay earned PSUs in the form of a number of Common Shares issued from treasury equal to the number of earned PSUs at the end of the applicable performance period. Any Common Shares may be granted subject to any restrictions deemed appropriate by the Board.

Participants holding PSUs may, if the Board so determines, be credited with dividends paid with respect of the underlying Common Shares or dividend equivalents while they are so held in a manner determined by the Board in its sole discretion.

The extent to which a Participant shall have the right to retain PSUs following termination of the Participant's employment or other relationship with the Company, shall be set out in each PSU award agreement and determined in the sole discretion of the Board, and need not be uniform among all PSUs issued pursuant to the Omnibus Plan, and may reflect distinctions based on the reasons for termination, provided that the provisions shall comply with the applicable rules of the Exchange.

No PSU may vest before one year following the date it is granted or issued. The vesting of PSUs may be accelerated in limited circumstances, in the case of the death of Participant or upon a Participant ceasing to be an eligible participant under the Omnibus Plan in connection with a change of control, take-over bid, Reverse Take-Over or other similar transaction, provided, however, that in the event that a Participant ceases to be an eligible Participant under the Omnibus Plan, no PSU granted to that Participant shall remain outstanding for a period of more than 12 months following the Termination Date, provided that any PSUs that have not been settled within 12 months after the Termination Date shall automatically and immediately expire and be forfeited on such date.

Stock Option Plan

Previous plans adopted by the Company dated for reference October 15, 2021 (the "**2021 Share Option Plan**"). The 2021 Share Option Plan, supersedes and replaced the 2020 Stock Option Plan, which was approved by shareholders at the Company's annual general and special meeting on October 15, 2021. The purpose of the 2020 Share Option Plan is to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

Previous grants will be taken into account when considering new grants under the 2020 Share Option Plan and a maximum of 10% of the number of the issued and outstanding common shares of the Company are available for issuance under the 2020 Share Option Plan. There are currently NIL options issued under the 2020 Stock Option Plan and 1,065,000 option issued under the 2021 Stock Option Plan for a total of 1,065,000.

The additional terms and conditions attached to the Option represented by this Option Commitment are as follows:

1.   The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

Vesting Provisions (Previous Stock Option Plans)

To vest as to 20% on the date that is six months from the date of grant, and a further 20% on each successive date that is six months from the date of the previous vesting in accordance with the conditions below:

All options will be considered vested if one of the following criteria are met by the Company:

  i.   Meeting sales forecasts:

   -   The greater of either the 20% vesting every six months or the pro rata percentage of revenue earned by the Company's subsidiary, Comply Trust ("CTI") in years 1, 2, 3

   -   (100V/$125,000,000) of the warrants shall vest on June 4, 2021 (2022 and 2023), wherein "V" is the Gross Revenue of the business (as hereinafter defined) between the period June 4, 2020 – June 4, 2025;

   -   "Gross Revenue" means all monetary sums earned less any credits issued for returns and allowances, and, for certainty, Gross Revenue does not include Deferred Revenue;

   -   eg: if the CT warrant holders earn 60% of projected revenue in Year 1 then all option holders would also vest 60% .

  ii. the listing of the Company on any national securities exchange registered with the United States Securities and Exchange Commission under section 6 of the United States Securities Exchange Act of 1934, as amended, such as, but not limited to, the New York Stock Exchange, the NYSE American, and NASDAQ Stock Market; or

  iii. a Change of Control Event meaning, with reference to the Company: (a) the acquisition of a sufficient number of voting securities in the capital of the Company so that the acquirer (as referenced in the CT Share Purchase Agreement dated for reference June 5, 2020) becomes entitled, directly or indirectly, to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company (provided that, prior to the acquisition, the acquirer was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company); (b) an occurrence when a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent board; or (c) sale of one or more assets of the Company (but for certainty excludes sales made in the normal course of Business) after the Closing Date (as defined in the CTI Share Purchase Agreement) resulting in the collection of monetary sums that is collectively more than 50% of the Gross Revenue of the Company during the twelve (12) month period immediately preceding the Closing Date (as defined in the CT Share Purchase Agreement).

Performance Graph

The graph below matches Oculus VisionTech Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the Russell 2500 index and the Dow Jones US Software index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2017 to 12/31/2023.



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.
Copyright© 2024 Russell Investment Group. All rights reserved.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

		Begin:	12/31/2016
		Period End:	12/31/2023

Oculus Visiontech Inc
OVTZ

Date*	Transaction Type	Beginning Closing Price**	No. Of Shares***	Dividend per Share	Dividend Paid	Shares Reinvested	Ending Shares	Cum. Tot. Return
31-Dec-16	Begin	0.161	256.41	-	-	-	256.410	100.00
31-Dec-17	Year End	0.067	256.41	-	-	-	256.410	41.28
31-Dec-18	Year End	0.080	256.41	-	-	-	256.410	17.15
31-Dec-19	Year End	0.120	256.41	-	-	-	256.410	20.51
31-Dec-20	Year End	0.410	256.41	-	-	-	256.410	30.77
31-Dec-21	Year End	0.980	256.41	-	-	-	256.410	30.77
31-Dec-22	Year End	0.145	256.41	-	-	-	256.410	30.77
31-Dec-23	Year End	0.05	256.41	-	-	-	256.410	30.77

* Specified ending dates or ex-dividends dates.
** All Closing Prices and Dividends are adjusted for stock splits and stock dividends.
***'Begin Shares' based on $100 investment.

Recent Sales of Unregistered Securities

Not applicable.

Issuer Purchases of Equity Securities

Not applicable.

Item 6.   Selected Financial Data.

Not applicable.

Item 7.   Management's Discussion and Analysis of Financial Conditions and Results of Operation.

You should read the following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this annual report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under ''Risk Factors'' and elsewhere in this annual report on Form 10-K.

Overview

We design and market to business customers digital watermarking, streaming video and video-on-demand (VOD) systems, services and source-to-destination digital media delivery solutions that allow live or recorded digitized and compressed video to be transmitted through Internet, intranet, satellite or wireless connectivity. The Company's systems, services and delivery solutions include digital watermark solutions and video content production, content encoding, media asset management, media and application hosting, multi-mode content distribution, transaction data capture and reporting, e-commerce, specialized engineering services, and Internet streaming hardware.

The Company's products and services are based on its data privacy, data protection and media delivery infrastructure, software and services. It has developed a number of specific products and services that include Cloud-DPS, CTSS and Forget-Me-Yes™.

As more fully discussed below we have not been profitable, and our revenues for 2023 and 2022 were $Nil. We cannot predict our revenue levels for the next 12 months, or thereafter, nor when, or if, our operations will become profitable. We will require additional financing, both for the remainder of fiscal 2021 and thereafter, to continue to operate and expand our business. There is no assurance that such financing will be available on commercially reasonable terms, if at all.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to bad debts, intangible assets, income taxes, impairment or disposal of long-lived assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and to the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout management's discussion and analysis of financial condition and results of operations where such policies affect our reported and expected financial results:

- Impairment or disposal of long-lived assets;
- Deferred taxes;
- Accounting for stock-based compensation; and
- Commitments and contingencies.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Long-lived assets are reviewed in accordance with ASC Topic 360-10-05. Impairment or disposal of long-lived assets losses are recognized in the period the impairment or disposal occurs.

DEFERRED TAXES. We record a valuation allowance to reduce deferred tax assets when it is more likely than not that some portion of the amount may not be realized.

ACCOUNTING FOR STOCK-BASED COMPENSATION.   Under ASC Topic 718, Stock Compensation, the Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The fair value for awards that are expected to vest is then amortized on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. The amount of expense attributed is based on estimated forfeiture rate, which is updated based on actual forfeitures as appropriate. This option pricing model requires the input of highly subjective assumptions, including the expected volatility of the Company's common stock, pre-vesting forfeiture rate and an option's expected life. The financial statements include amounts that are based on the Company's best estimates and judgments.

COMMITMENTS AND CONTINGENCIES.   We account for commitments and contingencies in accordance with ASC Topic 450 Contingencies. We record a liability for commitments and contingencies when the amount is both probable and reasonably estimable.

Results of Operations

For the Year Ended December 31, 2023

Selling, General and Administrative Expenses

Selling, general and administrative expenses, consisting of product marketing expenses, consulting fees, office, professional fees and other expenses to execute our business plan and for our day-to-day operations, increased in the year ended December 31, 2023. We continue to develop and market C-DPS – Cloud Document Protection System and the "Right-to-be-Forgotten" and "Right-to-Erase" platform. Administrative expenses have decreased/increased moderately as a result of insignificant fluctuations in general costs.

Selling, general and administrative expenses for the year ended December 31, 2023 decreased by $124,969 to $274,498 from $399,467 for the year ended December 31, 2022. This included professional expenses for the year ended December 31, 2023 which decreased to $78,089 from $104,801 for the comparable year in 2022. We incurred decreased costs in 2023 due to minimal corporate and filing activities during the fiscal year.

Research and development for the year ended December 31, 2023 decrease to $95,884 from $1,137,883 for the comparable period in 2022. We incurred decreased costs in 2023 due to minimal activities during the fiscal year.

We have arranged for additional staff and consultants to engage in marketing activities in an effort to identify and assess appropriate market segments, develop business arrangements with prospective partners, create awareness of new products and services, and communicate to the industry and potential customers. Other components of selling, general and administrative expenses did not change significantly.

Research and Development

Research and development costs for the three months ended December 31, 2023, decreased to $2,323 from $224,991 for the comparable year in 2022. We incurred comparable costs in 2023 as the management maintain its decision in 2022, to develop CTSS (ComplyScan®) as well as the on-going development of our subsidiary's Forget-Me-Yes® zero trust data privacy platform. ("Right-to-be-Forgotten" and "Right-to-Erase").

Net Losses

To date, we have not achieved profitability and expect to incur substantial losses for the foreseeable future. Our net loss for fiscal 2023 was $591,212, compared with a net loss of $1,649,589 for fiscal 2022. Our total comprehensive loss for fiscal 2023 was $589,218 which includes currency translation differences of $1,993, compared with a comprehensive loss of $1,608,543 for fiscal 2022.

Liquidity and Capital Resources

At December 31, 2023 our cash position was $156,574, a decrease from $687,602 at December 31, 2022. We had a working capital deficiency of $89,768 and an accumulated deficit of $48,386,646 at December 31, 2023.

We have historically satisfied our capital needs primarily by shareholders' loans and issuing equity securities to our officers, directors, employees and a small group of investors, and from short-term bridge loans from members of management.

As of December 31, 2023, we had $156,574 in cash. Management has forecasted the Company will not have sufficient working capital to operate for the ensuing 12 months. We will require an additional $3 million to $5 million to finance operations for the fiscal 2024 and we intend to obtain such financing through sales of our equity securities. While the Company has been successful in the past in obtaining financing, there can be no assurance that the Company will be able to obtain adequate financing, or that such financing will be on terms acceptable to the Company, to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs.

Assuming the aforementioned $3 million to $5 million in financing is obtained, continuing operations for the longer-term will be supported through anticipated growth in revenues and through additional sales of our securities. Although longer-term financing requirements may vary depending upon our sales performance, management expects that we will require additional financing of $3 million to $5 million for fiscal 2024. We have no binding commitments or arrangements for additional financing, and there is no assurance that management will be able to obtain any additional financing on terms acceptable to us, if at all.

Statement of Cash Flows

The Company had cash and cash equivalents of $156,574 (2022 - $687,602) as of December 31, 2023.

The decrease in cash and cash equivalents during the year ended December 31, 2023 was primarily due to cash used in operating activities during the fiscal year.

Cash Flow used in Operating Activities

Cash and cash equivalents used in operating activities were $533,021 (2022 - $1,479,216) for the year ended December 31, 2023. Operating activities were affected by the change in non-cash working capital balances because of a decrease in prepaid expense and other current assets of $2,857, an increase in accounts payable and accrued expenses of $2,452 and an increase in accounts payable and accrued expenses due to related parties of $31,152.

Off-Balance Sheet Arrangements

As of fiscal 2023 we have no off-balance sheet arrangements.

Item 7A.   Quantitative and Qualitative Disclosure About Market Risk.

As a smaller reporting issuer, the Company is not required to provide the information under this Item.

Item 8.   Financial Statements and Supplementary Data.

The financial statements and supplementary financial information required to be filed under this item are presented on pages F-1 through F-14 of this Report and are included.

OCULUS VISIONTECH, INC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

OCULUS VISIONTECH, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

36

AUDITOR INDEPENENCE REPORT

DAVIDSON & COMPANY LLP ———— Chartered Professional Accountants ————

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Oculus VisionTech Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Oculus VisionTech Inc. (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As

discussed in Note 2 to the financial statements, the Company has incurred losses from inception and does not currently have

the financial resources to sustain operations in the long-term. As shown in the financial statements, the Company has incurred a loss of $591,212 for the year ended December 31, 2023 and as of December 31, 2023, the Company had an accumulated deficit of $48,386,646 and a working capital deficiency of $89,768. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



A member of
Nexia
International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We have determined that there are no critical audit matters to communicate in our auditor's report.

We have served as the Company's auditor since 2022.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada   Chartered Professional Accountants

March 19, 2024

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

OCULUS VISIONTECH INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

		December 31, 2023		December 31, 2022
ASSETS				
Current Assets:				
Cash and cash equivalents	$	156,574	$	687,602
Prepaid expenses and other current assets (Note 4)		27,381		30,238
Total Assets	$	183,955	$	717,840
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICENCY)				
Current Liabilities:				
Accounts payable and accrued expenses (Note 5)	$	136,248	$	133,796
Accounts payable and accrued expenses – related parties		137,475		168,627
Total Current Liabilities		273,723		302,423
Stockholders' Equity (Deficiency):				
Preferred stock - no par value; authorized 250,000,000 shares, none issued		-		-
Common stock and additional paid-in capital - no par value; authorized 500,000,000 shares, issued and outstanding 91,422,569 and 91,422,569		46,850,710		46,850,710
Additional paid-in capital		1,479,031		1,394,997
Accumulated other comprehensive income (loss)		(32,863)		(34,856)
Accumulated deficit		(48,386,646)		(47,795,434)
Stockholders' Equity (Deficiency):		(89,768)		415,417
Total Liabilities and Stockholders' Equity (Deficiency):	$	183,955	$	717,840

The accompanying notes form an integral part of these consolidated financial statements.

39

OCULUS VISIONTECH INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in US Dollars)

For the Years Ended December 31,		2023		2022
Expenses:				
Consulting (Note 13)	$	148,500	$	135,000
Research and development (Note 10)		95,884		1,137,883
Selling, general and administrative (Notes 9 and 13)		274,498		399,467
Share-based compensation (Notes 7 and 13)		84,034		396,520
Loss from operations		(602,916)		(2,068,870)
Interest income		11,704		5,153
Gain on reduction of commitment to issue shares (Note 6)		-		414,128
Net loss		(591,212)		(1,649,589)
Other comprehensive income (loss)				
Currency translation differences		1,993		41,046
Total comprehensive loss	$	(589,219)	$	(1,608,543)
Net loss per share – basic and diluted	$	(0.01)	$	(0.02)
Weighted average number of common shares outstanding – basic and diluted		91,422,569		91,422,569

The accompanying notes form an integral part of these consolidated financial statements.

40

OCULUS VISIONTECH INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(Stated in US Dollars)

	Common Stock and Additional Paid in Capital		Additional Paid In Capital	Commitment to Issue Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity (Deficiency)
	Shares	Amount					
Balance at December 31, 2021	91,422,569	$ 46,850,710	$ 998,477	$ 414,128	$ 6,190	$ (46,145,845)	$ 2,123,660
Share-based compensation	-	-	396,520	-	-	-	396,520
Reduction of commitment to issue shares	-	-	-	(414,128)	-	-	(414,128)
Currency translation differences	-	-	-	-	(41,046)	-	(41,046)
Net loss	-	-	-	-	-	(1,649,589)	(1,649,589)
Balance at December 31, 2022	91,422,569	46,850,710	1,394,997	-	(34,856)	(47,795,434)	415,417
Share-based compensation	-	-	84,034	-	-	-	84,034
Currency translation differences	-	-	-	-	1,993	-	1,993
Net loss	-	-	-	-	-	(591,212)	(591,212)
Balance at December 31, 2023	91,422,569	$ 46,850,710	$1,479,031	$ -	$ (32,863)	$ (48,386,646)	$ (89,768)

The accompanying notes form an integral part of these consolidated financial statements.

41

OCULUS VISIONTECH INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

Years ended December 31,		2023		2022
Cash flows from operating activities:				
Net loss	$	(591,212)	$	(1,649,589)
Add back non-cash share-based compensation		84,034		396,520
Gain on reduction of commitment to issue shares		-		(414,128)
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in operating assets and liabilities:				
Decrease in prepaid expenses and other current assets		2,857		7,594
Increase in accounts payable and accrued expenses		2,452		180,387
Decrease in accounts payable and accrued expenses due to related parties		(31,152)		-
Net cash used in operating activities		(533,021)		(1,479,216)
Effect of foreign currency translation on cash		1,993		(41,633)
Net decrease in cash and cash equivalents		(531,028)		(1,520,849)
Cash and cash equivalents at beginning of year		687,602		2,208,451
Cash and cash equivalents at end of year	$	156,574	$	687,602

Supplemental disclosures of cash flow information:

Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-

The accompanying notes form an integral part of these consolidated financial statements.

42

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

1.   BASIS OF PRESENTATION AND BUSINESS

The accompanying consolidated financial statements include the accounts of Oculus Visiontech Inc. ("Oculus") and its wholly-owned subsidiary, ComplyTrust Inc. ("CTI"), (together "the Company"). All intercompany balances and transactions have been eliminated upon consolidation. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

The Company is a designer of digital watermarking services and solutions. At December 31, 2023 and for the two-year period then ended, substantially all of the Company's assets and substantially all its operations are located and conducted in the United States and Canada.

2.   GOING CONCERN

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. As shown in the financial statements, the Company has incurred a loss of $591,212 for the year ended December 31, 2023 and, in addition the Company incurred losses of $1,649,589 for the year ended December 31, 2022. As of December 31, 2023, the Company had an accumulated deficit of $48,386,646 and a working capital deficiency of $89,768. As a result of the Company's current financial position and challenging access to capital, there can be no assurance that the Company will be able to raise additional funds in the future, in which case the Company will be unable to meet its financial obligations. These material uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations as they come due which management believes it will be able to do. To date, the Company has funded operations primarily through the issuance of common stock and warrants to outside investors and the Company's management. The Company believes that its operations will generate additional funds and that additional funding from outside investors and the Company's management will continue to be available to the Company when needed.

There are many external factors that can adversely affect general workforces, economies and financial markets globally. Examples include, but are not limited to, the COVID-19 global pandemic and political conflict in other regions. It is not possible for the Company to predict the duration or magnitude of adverse results of such external factors and their effect on the Company's business or ability to raise funds.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). On March 19th, 2024, the Board approved the consolidated financial statements dated December 31, 2023.

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee's returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company's capital stock. All significant intercompany transactions and balances have been eliminated.

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

The controlled entities are listed in the following table:

Name of Subsidiary	Country of Incorporation	Ownership Interest at December 31, 2023	Ownership Interest at December 31, 2022	Principal Activity
ComplyTrust Inc.	US/Delaware	100%	100%	Software Development

Significant judgments, estimates and assumptions

The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. These judgments, estimates and assumptions are regularly evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The areas which require significant judgment and estimates that management has made at the financial reporting date, that could result in a material change to the carrying amounts of assets and liabilities, in the event actual results differ from the assumptions made, relate to, but are not limited to the following:

Significant judgments
- the determination of functional currencies; and
- share-based compensation and warrants issued in connection with private placements, using the fair value method. The Company uses the Black-Scholes option pricing model to determine the fair value of share-based compensation. This estimate also requires determining the most appropriate inputs to the valuation model. The main factor affecting the estimates of the fair value of stock options is the stock price, expected volatility used and the expected duration of the instrument. The Company currently estimates the expected volatility of its common shares based on historical stock price information. The Company recognizes the commitment to issue shares, based on the trading price at the date of the commitment on a percentage basis on the likelihood of the completion of the event.

Cash and cash equivalents

Cash equivalents include highly liquid investments with original maturities of twelve months or less, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

Research and development

Expenditure on research activities is recognized on the consolidated statements of operations and comprehensive loss as incurred. Development expenditures are capitalized as part of the cost of the resulting intangible asset only if the expenditures can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Management determined that as at December 31, 2023 it was not yet able to demonstrate with sufficient certainty that it is probable that any economic benefits will flow to the Company. Accordingly, all research and development costs incurred to date have been expensed.

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

Intangible asset

Identifiable intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is valued at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment annually whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss.

Intangible assets with indefinite lives are measured at cost less any accumulated impairment losses. These intangible assets are tested for impairment on an annual basis and more frequently if there are indicators that intangible assets may be impaired.

Income taxes

The Company accounts for income taxes under the asset and liability method. Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or the entire deferred tax asset will not be recognized.

Net loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts that may require the issuance of common shares in the future were converted, unless the impact is anti-dilutive. For the year ended December 31, 2023 and 2022, this calculation proved to be anti-dilutive, and therefore the Company's 1,565,000 (2022: 5,415,000) stock options and 12,500,000 (2022: 17,400,000) warrants were excluded from the calculation.

Stock-based compensation

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section 718 "Compensation - Stock Compensation", which establishes accounting for equity-based compensation awards to be accounted for using the fair value method. Equity-settled share-based payment arrangements are initially measured at fair value at the date of grant and recorded within shareholders' equity. Arrangements considered to be cash-settled are initially recorded at fair value and classified as accrued liabilities, and subsequently re-measured at fair value at each reporting date. The Company's stock option plan is an equity-settled arrangement.

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders' equity or accrued liabilities depending on whether they are equity-settled or cash-settled. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant.

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

Functional currency

The Company's consolidated financial statements are presented in U.S. dollars, which is the Company's reporting currency. The functional currency of Oculus is the Canadian ("CAD" or "C") dollar and the functional currency of CTI is the U.S. dollar.

In accordance with ASC 830, Foreign Currency Matters, for companies that have a functional currency other than the US dollar, the Company translates the assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date and the statements of operations and comprehensive loss and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from CAD into U.S. dollars are recorded in shareholders' equity as part of accumulated other comprehensive (income) loss.

Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in profit or loss. Non-monetary items that are not re-translated at period end are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates as at the date when fair value was determined. Gains and losses are recorded in the statement of operations and comprehensive loss.

Recently adopted accounting pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company does not expect any material impact from future accounting pronouncements.

4.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31, 2023		December 31, 2022
Prepaid expenses	$	16,014	$	28,028
Tax Receivable – Canadian GST		11,367		2,210
	$	27,381	$	30,238

46

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2023	December 31, 2022
Accounts payable	$ 87,422	$ 81,927
Accrued fees and expenses	48,826	51,869
	$ 136,248	$ 133,796

6. COMMON STOCK

The Company has no par value common stock with 500,000,000 authorized shares and 91,422,569 outstanding on December 31, 2023 and 2022.

The Company has authorized the issuance of 250,000,000 non-voting preferred shares without par value, none issued.

As of December 31, 2023, there were Nil common shares held in escrow.

During the year ended December 31, 2022, the Company wrote-off the commitment to issue shares of $414,128 due to the uncertainty in the Company meeting the required performance conditions.

7. STOCK OPTIONS

During the year ended December 31, 2023 and 2022, the Company adopted a Rolling Stock Option Plan. Up to 10% of the Company's issued and outstanding common shares may be reserved for granting of stock options. All of the options granted vest 20% every six months.

However, all options will be considered vested if one of the following criteria are met by the Company:

    i.   Meeting sales forecasts:

        -   The greater of either the 20% vesting every six months or based on a pro rata percentage of revenue earned by the Company's subsidiary.

    ii. the listing of the Company on any national securities exchange.
    iii. a Change of Control Event.

During the year ended December 31, 2023, the Company did not grant any stock options and recorded $84,034 (2022: $396,520) of share-based compensation for vested portion of options that were previously granted.

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

The changes in options are as follows:

	Number of options		Weighted average exercise price (CAD)		Aggregate Intrinsic Value
Options outstanding, December 31, 2021	**5,315,000**	$	**0.49**	$	**3,910,950**
Granted	100,000		0.80		-
Options outstanding, December 31, 2022	**5,415,000**		**0.50**		**-**
Expired	(3,850,000)		0.36		-
Options outstanding, December 31, 2023	**1,565,000**	$	**0.85**	$	**-**

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the options that were in-the-money at December 31, 2023.

Details of options outstanding as at December 31, 2023 are as follows:

Exercise price (CAD)		Number of options outstanding	Expiry date	Number of options exercisable	Remaining contractual life (years)
$	1.200	500,000	January 29, 2024*	500,000	0.08
$	0.800	375,000	June 10, 2024	375,000	0.44
$	0.600	590,000	October 14, 2024	472,000	0.79
$	0.800	100,000	January 31, 2025	60,000	1.09
		1,565,000		1,407,000	

* expires subsequent to December 31, 2023

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	December 31, 2023		December 31, 2022
Risk-free interest rate	-		1.24%
Exercise price (CAD)	-	$	0.80
Expected life of options (in years)	-		3.00
Expected annualized volatility	-		119.10%
Fair value of options granted (CAD)	-	$	0.55
Expected dividend rate	-		-

Table of Contents
OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

8. WARRANTS

The changes in warrants are as follows:

	Number of warrants	Weighted average exercise price (CAD)	Aggregate Intrinsic Value
Warrants outstanding, December 31, 2021 and 2022	17,400,000	**$ 0.28**	**$ -**
Expired	(4,900,000)	(1.00)	-
Warrants outstanding, December 31, 2023	**12,500,000**	**$ 0.001**	**$ -**

Details of warrants outstanding as at December 31, 2023 are as follows:

Exercise price	Number of warrants outstanding	Expiry date	Number of warrants exercisable	Remaining contractual life (years)
$ 0.001 (USA) (1)	12,500,000	June 4, 2025	-	1.43
	12,500,000		-	

(1) No share purchase warrants are exercisable until specific performance criteria have been met. Such criteria being 1) targeted revenue sales projections met, or 2) listing on a major US exchange, or 3) change of control.

9. SELLING, GENERAL AND ADMINISTRATIVE

The breakdown of selling, general and administrative for the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Filing and regulatory fees	$ 32,862	$ 40,158
Marketing	-	76,459
Professional fees	78,089	104,801
Rent	43,269	38,922
Office and administration	120,278	139,127
	$ 274,498	$ 399,467

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

10.   RESEARCH AND DEVELOPMENT

The breakdown of research and development for the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Project management	$ -	$ 11,990
Software development	61,446	820,996
Business development	3,952	133,588
Payroll	30,486	171,309
	$ 95,884	$ 1,137,883

11.   FINANCIAL INSTRUMENTS AND RISKS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are described below.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value of financial instruments

The Company has various financial instruments including cash, receivables, accounts payable and accrued liabilities and accounts payable and accrued liabilities - related parties. The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and accounts payable and accrued liabilities - related parties approximate their fair values due to the short-term nature of these financial instruments.

Cash is carried at a level 1 fair value measurement.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company is exposed to credit risk only with respect to uncertainties as to timing and amount of collectability of receivables. The Company believes its credit risk is low because a portion of receivables are comprised of goods and services tax (GST) and other government refunds, which is recoverable from the governing body in Canada. Management does not believe the receivables are impaired. The Company doesn't believe there is significant credit risk associated with cash as these amounts are held with major Canadian banks.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2023, the Company had a cash balance of $156,574 (2022 – $687,602) to settle current liabilities of $273,723 (2022 – $302,423). All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize such a loss is limited as it does not have any significant interest-bearing financial instruments.

Foreign currency risk
As at December 31, 2023 and 2022, the Company is exposed to foreign currency risk as certain monetary financial instruments are denominated in Canadian currency. The Company's sensitivity analysis suggests that reasonably expected changes in the rates of exchange in United States would change foreign exchange gain or loss by an insignificant amount.

12.   INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2023	December 31, 2022
Loss before taxes for the year	$ (591,212)	$ (1,649,589)
Expected income tax (recovery)	$ (165,000)	$ (461,000)
Effect of change in tax rates	-	37,000
Permanent differences	23,000	(5,000)
Adjustment to prior years provision	(7,000)	(5,000)
Change in unrecognized deductible temporary	135,000	434,000
Total income taxes	$ -	$ -
Current income tax	$ -	$ -
Deferred tax recovery	$ -	$ -

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	December 31, 2023	December 31, 2022
Research and development	$ 213,000	$ -
Non-capital losses	$ 6,936,120	$ 5,445,227
	$ 7,149,120	$ 5,445,227
Unrecognized deferred tax assets	(7,149,120)	(5,445,227)
Net deferred tax assets	$ -	$ -

51

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

		2023	Expiry Date Range		2022	Expiry Date Range
Temporary Differences						
Research and development	$	760,000	No expiry date	$	-	
Non-capital losses available for future periods	$	24,787,000	2023 to indefinite	$	25,155,000	2023 to indefinite
Canada	$	18,610,000	2023 to 2037	$	18,334,000	2023 to 2037
USA	$	5,350,000	No expiry date	$	6,821,000	No expiry date

13.   RELATED PARTIES

Related parties include the Board of Directors, officers, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

The Company defines its key management as the Board of Directors, Chief Executive Officer, President, and Chief Financial Officer. Remuneration of directors and key management personnel of the Company was as follows:

		Years ended December 31,		
		2023		2022
Consulting	$	**148,500**	$	135,000
Selling general and administrative		**94,356**		80,331
Share-based compensation to directors and officers		**1,442**		47,062
	$	**244,298**	$	262,393

The Company for the years ended December 31, 2023 and 2022 reimbursed a related party $94,356 and $80,331, respectively, for selling, general and administrative expenses paid on behalf of the Company. The Company incurred $148,500 (2022 - $135,000) of consulting fees accrued to a company controlled by a director of the Company for the years ended December 31, 2023 and 2022.

The Company also recorded share-based compensation of $1,442 (2022 - $47,062) for options vested to related parties during the years ended December 31, 2023 and 2022.

OCULUS VISIONTECH INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022
(Stated in US Dollars)

14. OPERATING LEASES

The Company has one operating lease with unrelated third parties for office space at Vancouver, Canada.

The lease at the Vancouver, Canada location is on a month-to-month basis with monthly rental payments of $4,645 (CAD). For the years ended December 31, 2023 and 2022 rent expense was $41,241 and $36,894, respectively.

15. SEGMENTED INFORMATION

The Company currently operates in a single reportable operating segment. All of the Company's assets and expenditures are located in the United States. Since the Company does not have any revenue producing activities, there is no segment information by revenues.

53

Item 9A   Control and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

No system of controls can prevent errors and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur. Controls can also be circumvented by individual acts of some people, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Subject to the limitations above, management believes that the consolidated financial statements and other financial information contained in this report, fairly present in all material respects our financial condition, results of operations, and cash flows for the periods presented.

Based on the evaluation of the effectiveness of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were not effective as a result of the weaknesses in the design of our internal control over financial reporting.

Based upon their evaluation of our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer have concluded that our internal controls over financial reporting are ineffective. The material weaknesses in our internal controls related to a lack of segregation of duties due to inadequate staffing within our accounting department and upper management, the assignment of authority and responsibility, lack of consistent policies and procedures, inadequate monitoring controls and inadequate disclosure controls.

There were no changes in our internal controls that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

We are committed to improving our financial organization. As part of this commitment, we will create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to our company.

In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties and provide more checks and balances within the department. Additional personnel will also provide the cross training needed to support our company if personnel turn over issues within the department occur.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit our company to provide only management's report in this annual report.

Item 9B.   Other Information

Not applicable

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable

PART III

Item 10.   Directors and Executive Officers of the Registrant.

Our current directors and executive officers and their respective ages as of March 19th, 2024, are as follows:

Name and Province or State and Country of Residence	Age	Position	Period of Service
Rowland Perkins *Alberta, Canada*	71	Director, President and Chief Executive Officer	Since 2005
Anton J. Drescher [1] *British Columbia, Canada*	67	Director, Chief Financial Officer and Corporate Secretary	Since 1994
Fabrice Helliker, *Broadstone, UK*	56	Director	Since 2020
Maurice Loverso [1] *Quebec, Canada*	63	Director	Since 2003
Tom Perovic *Ontario, Canada*	71	Director	Since 2011
Ron Wages [1] *North Carolina, USA*	61	Director	Since 2011

Note:

1   *Member of audit committee.*

Rowland Perkins – **President, Chief Executive Officer and Director**
Mr. Perkins was formerly the President & Chief Executive Officer of ebackup Inc. (2001-2015) (a private corporation), a digital cloud data service provider specializing in cloud services, data backup and business continuity. Mr. Perkins has over 45 years of business experience and 30 years with various public companies. Mr. Perkins is a former director of one other publicly trade company: Corvus Gold Inc, since August 2010 to 2021. Mr. Perkins was also a former director of Xiana Mining Inc. (TSXV) from 2011 to 2018, of International Tower Hill Mines Ltd. from 2005 to 2010, of Blue Rhino Capital Corp. in 2020 to 2021, and of Lamaska Capital Corp in 2020 to 2021. Mr. Perkins has a degree in Economics from the University of Manitoba.

Anton J. Drescher - Chief Financial Officer, Secretary and Director
Mr. Drescher has been a Chartered Professional Accountant, Certified Management Accountant since 1981. He is currently involved with several public companies including as: a director (since 1991) of International Tower Hill Mines Ltd., a public mining company listed on the TSX and the NYSE-MKT; a director (since 1996) and Chief Financial Officer (since 2012) of Xiana Mining Inc., a public mineral exploration company listed on the TSXV/NEX; a director (since 2007) and the Chief Financial Officer of Oculus VisionTech Inc., a public company involved in watermarking of film and data listed on the TSXV and the OTC Bulletin Board; a director (since 2014) of CENTR Brands Corp., a public company listed on the CSE; a former director (since 2020 -2023) of Zeb Nickle Corp. (formerly Blue Rhino Capital Corp.), a public company listed on the TSXV; a former director (2020-2021) of Lamaska Capital Corp., a public company listed on the TSXV. Mr. Drescher is also the President (since 1979) of Westpoint Management Consultants Limited, a private company engaged in tax and accounting consulting for business reorganizations, and the President (since 1998) of Harbour Pacific Capital Corp., a private company involved in regulatory filings for businesses in Canada.

Fabrice Helliker – **Director**
Mr. Helliker is currently an advisor to ComplyTrust Inc. (formerly OCL Technologies Corp.), and a long time executive and entrepreneur in the data protection and compliance market. He is currently the head of a software engineering division responsible for data protection automation and orchestration solutions for Hitachi Vantara, where he joined in 2012 upon the acquisition of a company he co-founded, Cofio Software. He was also a co-founder of BakBone Software, which was traded on the Toronto Exchange and later acquired by Quest Software Corp.

Maurice Loverso – **Director**
Mr. Loverso has been an independent director of Oculus since May 2003. He has been President of 3336298 Canada Inc. since 1996, providing financial consultation services to small capital public and private companies and has been a director of Group Intercapital Inc. since 1996, assisting a small cap venture capital firm with financial advice.

Tom Perovic –Director

Mr. Perovic has over 30 years of experience in high technology management, from research and development to high-level and top development and executive positions in businesses including automotive industry, in particular in developing and releasing autonomous driving AD Perception products , and ADAS (Advanced Driver Assistance Systems), based on AI - Machine/Deep learning models, for major OEMs, including Daimler, BMW, Toyota, Honda Ford and GM, electronics (embedded hardware, imaging/video processing based products), real-time automotive grade, functional safety compliant embedded software development, running on intelligent RTOS (Real Time Operating System), sensor fusion (camera, LiDAR, Radar, ultrasonic) data capture, and real-time processed by deep learning Neural Networks, Internet centric streaming video content (movies) watermarking products for the entertainment industry, machine vision, IP based video communications, PCB production/development equipment, professional video (TV broadcasting), Internet imaging, security video surveillance, contract manufacturing, material handling/logistics and production/distribution. He has been a co-founder, President and CTO of ASPRO Technologies, a digital security/surveillance technology start-up from 1992-2002, General Manager of Magna International Inc. and Global Director of Engineering at Magna Electronics (Magna Vectrics) from 2002 to 2018 where he was responsible for restructuring since a takeover, P/L, development strategy, operational team building and leadership, and since 2018 till present Sr. Director, Toronto Automotive Center of Excellence (TACoE), LeddarTech Inc, LiDAR high technology company. He established TACoE AI based AD/ADAS/Perception division of LeddarTech from scratch, including building the scientific, engineering, and vehicle integration and quality teams, OPEX and CAPEX. Tom has been instrumental in several technology companies M&A process.

Ron Wages –Director

Mr. Wages is an innovative and results-driven corporate professional with an impressive 30 year record of success in delivering record profit growth and solid project performance in multiple markets worldwide. He is the Director, Transmission Project Controls at Duke Energy where he leads a team of project management professionals that manage a $9B portfolio of Transmission Capital Projects. Previously, he was the founder and Chief Executive Officer of Vagues Solid State Lighting, a manufacturer of LED based lighting. He was President and General Manager of MEMScAP Inc./JDS Uniphase, a public company in the semiconductors industry. He managed the day-to-day operations for sales, marketing, manufacturing, legal and finance. Mr. Wages has a B.S. in Electrical Engineering from the University of Maryland College Park and an MBA (Honors) from the University of Houston Executive MBA Program.

The Board of Directors has no reason to believe that any nominee will not serve if elected. If any nominee is unable to serve as a director, the shares represented by all valid proxies may be voted for the election for such other person(s) as the Board may recommend, unless the Board chooses to reduce the number of directors serving on the Board. Proxies will be voted FOR each nominee unless the shareholder specifies otherwise.

The Board of Directors unanimously recommends a vote FOR the election of each of the nominees named in this Proxy Statement. Proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise on the accompanying Proxy.

Term of Office

All of our directors, when elected, hold office until the next annual meeting of our stockholders or until their successors are elected and qualified. Our officers are appointed by our Board of Directors and hold office until their successors are appointed and qualified.

Significant Employees

There are no significant employees of the Company other than our executive officers. However, our subsidiary, ComplyTrust Inc. ("CTI"), formerly OCL Technologies Corp. ("OCL"), had entered into an employment contract with Mike Johnson (age 65), who was the co-founder, President and a director of CTI, effective February 1, 2022, whereby Mr. Johnson provided product manager services for product development based on proprietary ideas developed by CTI. The term of the employment contract ended on January 31, 2023, as agreed to in writing by CTI and Mr. Johnson. Mr. Johnson was a director and officer of CTI from June 12, 2020 to January 31, 2023. From March 2017 to February 2020, Mr. Johnson was a Business Development Director with the Archival Solutions Division at Sony Electronics where he provided clarity and thought-leadership for introduction of PetaByte-class enterprise storage solutions to the autonomous vehicle/IoT, big data and high-performance compute markets worldwide. Mr. Johnson obtained and undergraduate degree in Audio Engineering from SoundMaster Institute located in Hollywood, California in 1980, and obtained undergraduate degrees in Business and Computer Science from Fullerton College located in Fullerton, California in 1984. Subsequent to Mr. Johnson's resignation, Anton J. Drescher will act as the interim President and CEO while the Company initiates plans to build out a new CTI executive leadership team focused on continued software development, new customers acquisition and revenue generation.

Family Relationships

There is no family relationship between any of our executive officers or directors.

Involvement in Certain Legal Proceedings

Except as disclosed in this proxy statement, during the past ten years none of the following events have occurred with respect to any of our directors and officers:

1. A petition under any legislation relating to bankruptcy laws or insolvency laws was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

    i.   Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

    ii. Engaging in any type of business practice; or

    iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of applicable securities legislation, whether federal, state or provincial or any applicable commodities legislation;

4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

    i.   Any Federal or State securities or commodities law or regulation; or

    ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

    iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the U.S. Securities Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are currently no legal proceedings to which any of our directors or officers is a party adverse to us or in which any of our directors or officers has a material interest adverse to us.

Code of Business Conduct and Ethics

The company has adopted and operates under a strict code to conduct its affairs in accordance with all applicable laws, rules and regulations of the countries in which it does business. This Code of Business Conduct ("Code") applies to the Company's officers, directors, non-employee directors and contractors, and includes the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This Code is the Company's "code of ethics" and is designed to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely and understandable disclosure in the reports and documents the Company files with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by the Company;

- compliance with applicable governmental laws, rules and regulations;

- the prompt internal reporting to the appropriate person of violations of this Code; and

- accountability for adherence to this Code.

The company has established standards for behavior that affects the Company, officers, directors, contractors and future employees that should pattern their daily performance in compliance with those standards.

This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide you. Corporate policies and procedures provide details pertinent to many of the provisions of the Code.

For more details, please refer to Exhibit A, Code of Business Conduct and Ethics.

Executive Officers and Directors of the Company:

Audit Committee

The Audit Committee of the Board of Directors consists of Maurice Loverso, Anton J. Drescher and Ron Wages, who serves as Chairman. The Board of Directors had determined that each Audit Committee member has sufficient knowledge in financial and accounting matters to serve on the Committee and that Anton J. Drescher is an "audit committee financial expert" as defined by SEC rules.

The Audit Committee meets with our independent auditors at least quarterly to discuss the results of the annual audit or interim periodic reviews and to review the financial statements; appoints the independent auditors to be retained; oversees the independence of the independent accountants; evaluates the independent auditors' performance; approves fees paid to independent auditors and receives and considers the independent auditors' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. The Audit Committee met informally by telephone conference during fiscal 2023.

The Audit Committee is primarily concerned with the effectiveness of our audits by our internal audit staff and by our independent auditors. Its duties include: (1) recommending the selection of independent auditors; (2) reviewing the scope of the audit to be conducted by them, as well as the results of their audit; (3) reviewing the organization and scope of our internal system of audit and financial controls; (4) appraising our financial reporting activities (including our Proxy Statement and Annual Report) and the accounting standards and principles followed; and (5) examining other reviews relating to compliance by employees with important policies and applicable laws. The Audit Committee operates under a written Charter adopted by the Board of Directors, a copy of which is attached to this Proxy Statement as Schedule "A".

Compensation Committee

At present, the company does not have a formal Compensation Committee. All compensation is controlled, managed, and reviewed by the company Board of Directors. As of December 31, 2023, company executives or directors received no compensation for services rendered other than granted stock options.

Item 11.   Executive Compensation

The following table sets forth compensation awarded to, earned by or paid to Oculus's Chief Executive Officer (CEO), and to other persons serving as executive officers for the last three completed fiscal years, whose salary and bonus for such year exceeded $100,000 (collectively, the "*Named Executive Officers*").

| | | **Summary Compensation** **Annual Compensation** | | | | **Long Term Compensation** | | |
| | | | | | | **Awards** | | **Payouts** | |
Name and Principal Position	**Year**	**Salary** **$**	**Bonus** **$**	**Other Annual Compen-sation** **$**	**Restricted Stock Award(s)** **$**	**Securities Underlying Options/SARs (#)[1]**	**LTIP Payouts** **$**	**All Other Compen-sation** **$**
Drescher,	2023	-0-	-0-	148,500	-0-	-0-	-0-	-0-
Anton	2022	-0-	-0-	135,000	-0-	-0-	-0-	-0-
CFO	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Perkins,	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Rowland	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CEO	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-

The following table sets forth certain information concerning exercises of stock options by the Named Executive Officers during the year ended December 31, 2023 and stock options held at year end.

Aggregated Option / SAR Exercises in Last Fiscal Year and FY-End Option / SAR Values

Name	**Shares Acquired on Exercise (#)[1]**	**Value Realized ($)**	**Number of Securities Underlying Unexercised Options / SARs at Fiscal year End December 31, 2023** **Exercisable/ Unexercisable**	**Value of Unexercised In-the-Money Options / SARs at Fiscal Year End ($)** **Exercisable/ Unexercisable**
Drescher, Anton	Nil	-0-	Nil / Nil	-0- / -0-
Perkins, Rowland	Nil	-0-	Nil / Nil	-0- / -0-

1 The additional terms and conditions attached to the Option represented by this Option Commitment are as follows:

1. The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

59

Vesting Provisions

To vest as to 20% on the date that is six months from the date of grant, and a further 20% on each successive date that is six months from the date of the previous vesting in accordance with the table below:

All options will be considered vested if one of the following criteria are met by the Company:

i. Meeting sales forecasts:

    -   The greater of either the 20% vesting every six months or the pro rata percentage of warrants earned by the Company's subsidiary, ComplyTrust Inc. ("**CTI**") in years 1, 2 and 3

    -   (100V/$125,000,000) of the warrants shall vest on June 4, 2021 (2022 and 2023), wherein "V" is the Gross Revenue of the business (as hereinafter defined) between the period June 4, 2020 – June 4, 2025;

    -   "Gross Revenue" means all monetary sums earned less any credits issued for returns and allowances, and, for certainty, Gross Revenue does not include Deferred Revenue;

    -   eg: if the CTI warrant holders earn 60% of projected revenue in Year 1 then all option holders would also vest 60% .

ii. the listing of the Company on any national securities exchange registered with the United States Securities and Exchange Commission under section 6 of the United States Securities Exchange Act of 1934, as amended, such as, but not limited to, the New York Stock Exchange, the NYSE American, and NASDAQ Stock Market; or

iii. a Change of Control Event meaning, with reference to the Company: (a) the acquisition of a sufficient number of voting securities in the capital of the Company so that the acquirer (as referenced in the CTI Share Purchase Agreement dared for reference June 5, 2020) becomes entitled, directly or indirectly, to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company (provided that, prior to the acquisition, the acquirer was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company); (b) an occurrence when a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent board; or (c) sale of one or more assets of the Company (but for certainty excludes sales made in the normal course of Business) after the Closing Date (as defined in the CTI Share Purchase Agreement) resulting in the collection of monetary sums that is collectively more than 50% of the Gross Revenue of the Company during the twelve (12) month period immediately preceding the Closing Date (as defined in the CTI Share Purchase Agreement).

Compensation of Directors

Directors receive no compensation for their service as such.

The following table sets forth compensation awarded to, earned by or paid to Oculus's directors for the last three completed fiscal years.

| | | Summary Compensation Annual Compensation | | | | Long Term Compensation | | |
| | | | | | | Awards | | Payouts |
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compen-sation $	Restricted Stock Award(s) $	Securities Underlying Options/SARs (#)[1]	LTIP Payouts $	All Other Compen-sation $
Loverso,	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Maurice	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Pervic,	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Tom	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Wages	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Ron	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Helliker	2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Fabrice	2022	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-

The following table sets forth certain information concerning exercises of stock options by directors during the year ended December 31, 2023 and stock options held at year end.

Aggregated Option / SAR Exercises in Last Fiscal Year and FY-End Option / SAR Values

Name	Shares Acquired on Exercise (#)1	Value Realized ($)	Number of Securities Underlying Unexercised Options / SARs at Fiscal year End December 31, 2022 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options / SARs at Fiscal Year End ($) Exercisable/ Unexercisable
Loverso, Maurice	Nil	-0-	Nil / Nil	-0- / -0-
Pervic, Tom	Nil	-0-	Nil / Nil	-0- / -0-
Wages, Ron	Nil	-0-	Nil / Nil	-0- / -0-
Helliker, Fabrice	Nil	-0-	Nil / Nil	-0- / -0-

Employment Contracts

We do not have an employment contract with Mr. Rowland Perkins and Anton Drescher. We have no obligation to provide any compensation to Mr. Perkins or any other Named Executive Officer in the event of his resignation, retirement or termination, or a change in control of our company, or a change in any Named Executive Officers' responsibilities following a change in control.

We may in the future create retirement, pension, profit sharing and medical reimbursement plans covering our Executive Officers and Directors.

Item 12.   Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the beneficial ownership of our common stock as of March 19th, 2024, by:

- each person who is known by us to beneficially own more than 5% of our shares of common stock; and

- each executive officer, each director and all of our directors and executive officers as a group.

The number of shares beneficially owned and the related percentages are based on 91,422,569 shares of common stock outstanding as of March 19th, 2024.

For the purposes of the information provided below, Common Shares that may be issued upon the exercise or conversion of stock options, warrants and other rights to acquire shares of our common stock that are exercisable or convertible within 60 days following December 31, 2023, when there were deemed to be 91,422,569 shares of common stock ("**Common Shares**") of the Company outstanding and beneficially owned by the stockholders for the purpose of computing the number of Common Shares and percentage ownership of each holder are reported below, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership [1]	Percentage of Beneficial Ownership
Directors and Officers:		
Anton J. Drescher, Chief Financial Officer, Corporate Secretary and Director c/o #507, 837 West Hastings Street Vancouver, British Columbia, Canada, V6C 3N6	13,804,540[2]	15.10%
Maurice Loverso, Director c/o #507, 837 West Hastings Street Vancouver, British Columbia, Canada, V6C 3N6	Nil	Nil
Rowland Perkins, President, Chief Executive Officer and Director c/o #507, 837 West Hastings Street Vancouver, British Columbia, Canada, V6C 3N6	8,600,000[3]	9.41%
Tom Perovic, Director c/o #057, 837 West Hastings Street Vancouver, British Columbia, Canada, V6C 3N6	1,895,000[4]	2.07%
Ron Wages, Director c/o #507, 837 West Hastings Street Vancouver, British Columbia, Canada, V6C 3N6	200,000[5]	.222
Fabrice Helliker, Director c/o #507, 837 West Hastings Street Vancouver, British Columbia, Canada, V6C 3N6	325,000[6]	.352
All directors and executive officers as a group (6 persons)	24,840,540	27.15%

Notes:

* Less than one percent.

(1) Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of such security; and (ii) investment power, which includes the power to dispose or direct the disposition of the security. Certain shares of common stock may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares of common stock are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares of common stock outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of common stock of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date of this Proxy Statement. As of March 15, 2021, there were 86,522,569 shares of common stock of the Company issued and outstanding.

(2) This figure represents 13,804,540 shares of common stock held directly by Anton J. Drescher.

(3) This figure represents 8,600,000 shares of common stock held directly by Rowland Perkins.

(4) This figure represents (i) 1,800,000 shares of common stock held by 4C Inc., an entity controlled by Tom Perovic, and (ii) 95,000 shares of common stock held directly by Mr. Perovic.

(5) This figure represents 200,000 shares of common stock held directly by Ron Wages.

(6) This figure represents 325,000 shares of common stock help by 14D9OCL LLC, an entity in which Fabrice Helliker has a 20% ownership interest.

Name	Shares Owned	Percentage of Class
N/A	-0-	0.00%
Person known to us to beneficial own more than 5%	-0-	0.00%

Item 13. Certain Relationships and Related Transactions.

The Company for the years ended December 31, 2023 and 2022 reimbursed a related party $94,356 and $80,331, respectively, for selling, general and administrative expenses paid on behalf of the Company. The Company incurred $148,500 (2022 - $135,000) of consulting fees accrued to a company controlled by a director of the Company for the years ended December 31, 2023 and 2022.

The Company also recorded share-based compensation of $1,442 (2022 - $47,062) for options vested to related parties during the years ended December 31, 2023 and 2022.

Item 14. Principle Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for the professional audit services rendered by Davidson and Company LLP, for the audit of our annual financial statements for the years ended December 31, 2023 and 2022.

Year ended December 31		2023		2022
Audit fees	$	22,400	$	22,400
Audit-related fees		-		-
Tax fees		8,500		8,500
All other fees		-		-
Total	**$**	**30,900**	**$**	**30,900**

The Audit Committee reviews all audit and non-audit related fees at least annually. The Audit Committee pre-approved all audit and non-audit related services in fiscal 2023 and 2022.

PART IV

Item 15. **Exhibits and Financial Statements Schedules**

3.1 [Articles of Amendment (Wyoming) filed January 26, 2012.](#)

3.2 [Articles of Continuance (Wyoming) filed February 16, 1995 *(incorporated by reference from Exhibit 3.1 to the registrant's Form 10).*](#)

64

The following exhibits are filed as part of this Annual Report.

3.3   Articles of Amendment (Alberta) filed January 3, 1995 *(incorporated by reference from Exhibit 3.2 to the registrant's Form 10).*

3.4   Articles of Amendment (Alberta) filed June 28, 1993 *(incorporated by reference from Exhibit 3.3 to the registrant's Form 10).*

3.5   Articles of Amendment (Alberta) filed April 6, 1992 *(incorporated by reference from Exhibit 3.3 to the registrant's Form 10).*

3.6   Articles of Amendment (Alberta) filed September 1, 1989 *(incorporated by reference from Exhibit 3.5 to the registrant's Form 10).*

3.7   Articles of Incorporation (Alberta) filed April 18, *1986 (incorporated by reference from Exhibit 3.6 to the registrant's Form 10).*

3.8   Bylaws *(incorporated by reference from Exhibit 3.7 to the registrant's Form 10).*

4.3   Share Option Plan *(incorporated by reference from Exhibit 4.3 to the registrant's Form 10).*

10.4   Alliance Partner Agreement dated November 11, 1999, between Exodus Communications, Inc. and registrant *(incorporated by reference from Exhibit 10.4 to the registrant's Form 10).*

21.   Subsidiaries of the Registrant:

Name	State of Incorporation	Status
USA Video (California) Corporation	Nevada	Dissolved
USA Video Corporation	Texas	Dissolved
Old Lyme Video Productions Inc.	Wyoming	Dissolved
USA Video Technology Corporation	Wyoming	Dissolved
USVO, Inc.	Connecticut	Dissolved
ComplyTrust® Inc. (Formerly OCL Technologies Corp.)	Delaware	Active

31.1   Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the *Securities Exchange Act Of 1934,*as adopted pursuant to Section 302 of the *Sarbanes-Oxley Act of 2002*

31.2   Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the *Securities Exchange Act of 1934,*as adopted pursuant to Section 302 of the *Sarbanes-Oxley Act of 2002*

32.1   Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the *Sarbanes-Oxley Act of 2002*

32.2   Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the *Sarbanes-Oxley Act of 2002*

101.INS Inline XBRL Instance Document
101.SCHInline XBRL Taxonomy Extension Schema Document
101.CALInline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEFInline XBRL Taxonomy Extension Definition Linkbase Document
101.LABInline XBRL Taxonomy Extension Label Linkbase Document
101.PREInline XBRL Taxonomy Extension Presentation Linkbase Document
104   **Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)**

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OCULUS VISIONTECH, INC.

Dated: March 19th, 2024

By: /s/ *Rowland Perkins*
Rowland Perkins
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the *Securities Exchange Act of 1934*, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Rowland Perkins* Rowland Perkins	Chief Executive Officer (Principal Executive Officer), Director	March 19th, 2024
/s/ *Anton J. Drescher* Anton J. Drescher	Chief Financial Officer, (Principal financial officer and principal accounting officer), Director	March 19th, 2024
/s/ *Maurice Loverso* Maurice Loverso	Director	March 19th, 2024
/s/ *Tom Perovic* Tom Perovic	Director	March 19th, 2024
/s/ *Ron Wages* Ron Wages	Director	March 19th, 2024
/s/ *Fabrice Helliker* Fabrice Helliker	Director	March 19th, 2024

66

Note Concerning Exhibits

The following exhibits (each, an "Exhibit") that were filed with the 2023 Form 10-K are not included herewith:

1. Exhibit 31.1 – Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
2. Exhibit 31.2 - Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
3. Exhibit 32.1 – Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002; and
4. Exhibit 32.2 - Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

If you would like to receive a printed copy of any Exhibit, please contact Anton Drescher, Chief Financial Officer, Corporate Secretary and Director, at #507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6, or by sending an email to ajd@harbourpacific.com. If sending an email and you are a beneficial owner, your request must set forth a good faith representation that, as of August 2, 2024, you were a beneficial owner of shares of common stock entitled to vote at the annual meeting of the Company's stockholders to be held on September 30, 2024, as well as your name and address. The Company will furnish any requested Exhibit upon receiving the payment of US$0.05 per page plus applicable United States Postal Service postage fees. Copies of Exhibits are also available free of charge on the SEC's website (http://www.sec.gov).